Exhibit 99.2

OPC Energy Ltd.

Consolidated Financial Statements

At December 31, 2018

OPC Energy Ltd.

Consolidated Financial Statements

At December 31, 2018

Unaudited

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

We have audited the accompanying consolidated statements of financial position of O.P.C. Energy Ltd. (hereinafter – “the Company”), as at December 31, 2018 and 2017, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018. These financial statements are the responsibility of the Company’s Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of a material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and by its Management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and the consolidated results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Sincerely,

Somekh Chaikin

Certified Public Accountants (Isr.)

March 27, 2019

`Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.

Consolidated Statements of Financial Position

		At December 31
		2018	*2017
	Note	Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	5	329,950	508,181
Short-term deposits and restricted cash	6	186,954	752
Trade receivables	7	132,273	152,751
Other receivables and debit balances, including derivative
financial instruments	8	41,243	44,309
Total current assets		690,420	705,993

Non-Current Assets
Long-term deposits and restricted cash	6	181,739	264,564
Long-term loans and prepaid expenses	9	88,351	*88,424
Deferred tax assets, net	18	2,369	751
Property, plant and equipment	10	2,422,960	*2,196,337
Intangible assets	11	4,894	5,689
Total non-current assets		2,700,313	2,555,765

Total assets		3,390,733	3,261,758

* Reclassified.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Financial Position

		At December 31
		2018	2017
	Note	Thousands of New Israeli Shekels

Current Liabilities
Current maturities of loans from banks and others	14, 15	86,576	104,978
Trade payables	12	177,268	202,705
Other payables and credit balances, including derivative
financial instruments	13	24,049	35,343
Current tax liabilities	18	3,669	1,640
Total current liabilities		291,562	344,666

Non-Current Liabilities
Loans from banks and financial institutions	14	1,828,121	1,744,739
Debentures	15	282,883	293,954
Capital notes issued to related party	16	1,166	1,803
Employee benefits		177	280
Liabilities for deferred taxes, net	18	228,540	191,777
Total non-current liabilities		2,340,887	2,232,553

Total liabilities		2,632,449	2,577,219

Equity	19
Share capital		1,319	1,319
Premium on shares		361,005	361,005
Capital reserves		84,749	80,279
Retained earnings		230,731	157,697
Total equity attributable to the Company’s owners		677,804	600,300
Non-controlling interests		80,480	84,239
Total equity		758,284	684,539

Total liabilities and equity		3,390,733	3,261,758

Yoav Doppelt Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: March 27, 2019

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Income

		For the Year Ended December 31
		2018	2017	2016
	Note	Thousands of New Israeli Shekels

Sales	20	1,306,471	1,315,679	1,245,129
Cost of sales (net of depreciation and amortization)	20	929,401	958,968	963,170
Depreciation and amortization		107,208	112,210	106,223

Gross profit		269,862	244,501	175,736

Administrative and general expenses	20	51,186	39,576	28,942
Other income, net	20	6,235	1,252	7,496

Operating income		224,911	206,177	154,290

Financing expenses	20	97,893	124,751	88,529
Financing income	20	7,302	6,928	22,750
Financing expenses, net		90,591	117,823	65,779

Income before taxes on income		134,320	88,354	88,511

Taxes on income	18	36,803	31,848	254

Income for the year		97,517	56,506	88,257

Income attributable to:
The Company’s owners		73,034	35,473	69,865
Non-controlling interests		24,483	21,033	18,392
Income for the year		97,517	56,506	88,257

Income per share attributable to the Company’s owners	21

Basic income per share (in NIS)		0.55	0.32	0.70

Diluted income per share (in NIS)		0.55	0.31	0.70

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31
	2018	2017	2016
	Thousands of New Israeli Shekels

Income for the year	97,517	56,506	88,257

Components of other comprehensive income (loss) that after the initial recognition in the statement of comprehensive income were or will be transferred to the statement of income

Effective portion of change in the fair value of cash-flow hedges	2,211	5,894	(13,336)

Net change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(590)	5,176	1,232

Tax benefit (taxes) in respect of items of other comprehensive income (loss)	(373)	(2,642)	2,879

Total other comprehensive income (loss) for the year, net of tax	1,248	8,428	(9,225)

Total comprehensive income for the year	98,765	64,934	79,032

The Company’s owners	74,282	43,901	60,640
Holders of non-controlling interests	24,483	21,033	18,392
Total comprehensive income for the year	98,765	64,934	79,032

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital
			Capital		reserve for	Capital
		Premium	reserve in		transactions	reserve for			Non-
	Share	on	respect of	Hedging	with	share-based	Retained		controlling	Total
	capital	shares	merger	reserve	shareholders	payments	earnings	Total	interests	equity
	In Thousands of New Israeli Shekels
For the year ended December 31, 2018

Balance at January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	17	17
Share-based payment	—	—	—	—	—	3,222	—	3,222	—	3,222
Capital reserve in respect of transactions with holders of non-controlling interests	—	—	—	—	—	—	—	—	741	741
Dividends to holders of non-controlling interests	—	—	—	—	—	—	—	—	(29,000)	(29,000)
Other comprehensive income for the year, net of tax	—	—	—	1,248	—	—	—	1,248	—	1,248
Income for the year	—	—	—	—	—	—	73,034	73,034	24,483	97,517
Balance at December 31, 2018	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital
			Capital		reserve for	Capital
		Premium	reserve in		transactions	reserve for			Non-
	Share	on	respect of	Hedging	with	share-based	Retained		controlling	Total
	capital	shares	merger	reserve	shareholders	payments	earnings	Total	interests	equity
	In Thousands of New Israeli Shekels

For the year ended December 31, 2017

Balance at January 1, 2017	*—	—	196,084	(9,225)	78,026	—	182,224	447,109	70,602	517,711
Capital reserve for transactions with the former parent company, net of tax	—	—	—	—	(96)	—	—	(96)	—	(96)
Issuance of shares to the Parent Company	1,000	—	—	—	—	—	—	1,000	—	1,000
Issuance of shares (less issuance expenses)	319	361,005	—	—	—	—	—	361,324	—	361,324
Share-based payment	—	—	—	—	—	548	—	548	—	548
Movement in capital reserve in respect of merger as part of transfer of Hadera, Greenday and AGS	—	—	(193,486)	—	—	—	—	(193,486)	(196)	(193,682)
Dividends to the Company’s shareholders	—	—	—	—	—	—	(60,000)	(60,000)	—	(60,000)
Dividends to holders of non-controlling interests	—	—	—	—	—	—	—	—	(7,200)	(7,200)
Other comprehensive income for the year, net of tax	—	—	—	8,428	—	—	—	8,428	—	8,428
Income for the year	—	—	—	—	—	—	35,473	35,473	21,033	56,506
Balance at December 31, 2017	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539

* Amount less than NIS 1 thousand.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital
			Capital		reserve for	Capital
		Premium	reserve in		transactions	reserve for			Non-
	Share	on	respect of	Hedging	with	share-based	Retained		controlling	Total
	capital	shares	merger	reserve	shareholders	payments	earnings	Total	interests	equity
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2016

Balance at
January 1, 2016	*–	–	65,848	–	87,914	–	280,663	434,425	87,528	521,953
Capital reserve for
merger in respect of
transfer of Hadera
and AGS	–	–	130,236	–	–	–	–	130,236	156	130,392
Capital reserve from
transactions with the
former parent
company, net of tax	–	–	–	–	(9,888)	–	–	(9,888)	–	(9,888)
Dividends to the
Company’s
shareholders	–	–	–	–	–	–	(168,304)	(168,304)	–	(168,304)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(35,474)	(35,474)
Other comprehensive
loss for the year,
net of tax	–	–	–	(9,225)	–	–	–	(9,225)	–	(9,225)
Income for the year	–	–	–	–	–	–	69,865	69,865	18,392	88,257
Balance at
December 31, 2016	*–	–	196,084	(9,225)	78,026	–	182,224	447,109	70,602	517,711

* Amount less than NIS 1 thousand.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31
	2018	*2017	2016
	Thousands of New Israeli Shekels

Cash flows from operating activities
Income for the year	97,517	56,506	88,257

Adjustments:
Depreciation and amortization	118,922	168,209	129,877
Financing expenses, net	90,591	117,823	65,779
Taxes on income	36,803	31,848	254
Share-based payment transactions	3,222	548	—
Revaluation of derivative financial instruments	4,018	6,454	(1,007)
	351,073	381,388	283,160

Change in trade and other receivables	35,306	(27,046)	(19,308)
Change in trade and other payables	(75,537)	58,371	(14,658)
Change in employee benefits	(103)	—	—
Change in provisions	—	(2,969)	(154,289)
	(40,334)	28,356	(188,255)

Net cash provided by operating activities	310,739	409,744	94,905

Cash flows from investing activities
Interest received	837	205	99
Short-term deposits and restricted cash, net	(104,101)	16,352	179,648
Withdrawals from long-term restricted cash	66,450	—	—
Deposit in long-term restricted cash	(58,913)	(195,372)	(6,871)
Long-term prepaid expenses and loans granted	(14,834)	*(6,338)	—
Acquisition of property, plant and equipment	(249,197)	*(378,760)	(243,913)
Acquisition of subsidiary, net of cash acquired	(8,125)	—	—
Acquisition of intangible assets	(473)	(212)	(189)
Receipts (payments) in respect of derivative financial instruments, net	114	(5,839)	(2,047)

Net cash used in investing activities	(368,242)	(569,964)	(73,273)

* Reclassified.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31
	2018	2017	2016
	Thousands of New Israeli Shekels

Cash flows from financing activities
Interest paid	(88,748)	(76,661)	(93,507)
Costs paid in advance in respect of taking out of loans	(2,328)	(13,068)	(3,438)
Capital notes issued to the former parent company	—	—	130,393
Dividend paid to the Company’s shareholders	—	(60,000)	(167,905)
Dividends paid to holders of non-controlling interests	(29,000)	(7,200)	(35,474)
Receipt (repayment) of short-term loans from the parent company and a related party, net	—	(58,352)	75,411
Proceeds from issuance of shares, net of issuance expenses	—	361,703	—
Proceeds from issuance of debentures, net of issuance expenses	—	315,818	—
Payment of early repayment fee	—	(22,950)	—
Receipt of long-term loans	122,000	494,000	—
Repayment of capital notes issued to the former parent company	—	(64,068)	(62,106)
Repayment of loans from banks and others	(101,015)	(280,422)	(241,531)
Repayment of debentures	(22,400)	—	—

Net cash provided by (used in) financing activities	(121,491)	588,800	(398,157)

Increase (decrease) in cash and cash equivalents	(178,994)	428,580	(376,525)

Cash and cash equivalents at beginning of the year	508,181	86,159	458,447

Impact of changes in the currency exchange rate on the balances of cash and cash equivalents	763	(6,558)	4,237

Cash and cash equivalents at end of the year	329,950	508,181	86,159

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 1 –	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address (since May 1, 2018) is 121 Menachem Begin Blvd., Tel-Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel-Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”). Up to February 15, 2018, the Company was controlled by I.C. Power Asia Development Ltd. (hereinafter – “Asia Development”), on which date Asia Development transferred its entire holdings in the Company to the Parent Company.

The Company is a publicly‑held company, and its shares are traded on the stock exchange. The Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”), operate in Israel in the area of generation of electricity and supply thereof, including initiation, development, construction and operation of power plants and facilities for the generation of electricity and supply thereof to consumers.

The subsidiary, OPC Rotem Ltd. (hereinafter – “Rotem”), won a tender for construction of a private power plant located in the Rotem Plain having a capacity pursuant to the generation license of about 466 megawatts (MW) and signed an agreement for sale of the electricity (hereinafter – “the PPA”) with Israel Electric Company (hereinafter – “IEC”). In addition, as a result of its win in the above-mentioned tender, Rotem was issued a license to generate and sell electricity for a period of 30 years. On July 6, 2013, Rotem commenced commercial operation of the power plant.

The subsidiary, OPC Hadera Ltd. (hereinafter – “Hadera”), is currently constructing a power plant that uses cogeneration technology (generation of electricity and steam). Hadera holds a conditional license for construction of a power plant adjacent to Hadera Paper Mills, having an installed capacity of up to 148.5 MW. In the Company’s estimation, the date of commercial operation of the Hadera Power Plant is expected to be in the third quarter of 2019 – this being taking into account delays that occurred in completion of the construction and the actions required to complete the construction.

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders (transmission, distribution, supply and generation of electricity, and afterwards also administration of the system), determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from an “Essential Service Provider”. Accordingly, the Electricity Authority supervises both IEC and private electricity generators.

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is determined and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). For each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 1 –	The Reporting Entity (Cont.)

Definitions

1.	Related parties – within the meaning thereof in IAS 24 (2009), “Related Parties”.

2.	Subsidiaries – companies that are controlled by the Company, directly or indirectly, the financial statements of which are fully consolidated with the consolidated financial statements of the Company.

3.	Interested parties – within their meaning in paragraph (1) of the definition of an “interested party” in an entity under Section 1 of the Securities Law, 1968.

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRSs). These financial statements have also been prepared in accordance with the Securities Regulations (Annual Financial Statements), 2010.

The consolidated, financial statements were approved for publication by the Company’s Board of Directors on March 27, 2019.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis, except for derivative financial instruments measured at fair value through profit or loss, deferred taxes and provisions. For further information, see Note 3.

D.	Operating cycle

The Group’s normal operating cycle is one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place in the Group’s normal operating cycle.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

E.	Use of estimates and judgment

In preparation of the consolidated financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

When formulating the accounting estimates used in the preparation of the Group’s financial statements the Group’s management is required to make assumptions regarding circumstances and events that involve considerable uncertainty. The Group’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the circumstances pertinent to each estimate.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information regarding assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are included in the following sections:

1.	Expected useful life of fixed assets

Fixed assets are depreciated using the straight-line method over their estimated useful lives, after taking into account their residual value. The Group re-examines the expected useful lives of assets on an ongoing basis, in order to determine the amount of the depreciation expenses to be recorded in the period. The useful life is based on the Group’s past experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes compared with previous estimates.

2.	Deferred tax assets in respect of tax losses

The principal assumption in determination of a deferred tax asset in respect of tax losses is the probability that in the future there will be taxable profits against which carried forward losses can be utilized. Deferred taxes are recognized or reversed in the statement of income in respect of tax losses. For information regarding losses for which a deferred tax asset was recognized – see Note 18.

3.	Assessment of the probability of contingent liabilities

The Group has contingent liabilities, the outcome of which could have a material effect on the Group’s results. Cancellation or creation of a provision in respect of such contingent liabilities is based on the an assessment of whether it is more likely than not that an outflow of economic resources will be required in respect of such contingent liabilities.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

E.	Use of estimates and judgment (Cont.)

4.	Uncertain tax positions

Calculation of the provision for taxes and indirect taxes in the Group is based on the Group’s estimates and assessments, in accordance with the opinion of its legal advisors, with respect to various uncertain tax positions. To the extent that such tax positions are not accepted by the tax authorities, the Group is likely to be required to pay additional tax expenses and interest.

F.	Information regarding operating segments

In accordance with the information that is provided to the chief operating decision maker (CODM), which is the Company’s CEO, the Company operates in a single operating segment, as defined in IFRS 8. The segment's revenues, which are regularly reviewed by the CODM, are measured on the basis of the gross profit less depreciation, which is consistent with the presentation in the Company’s consolidated statement of income.

Note 3 –	Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements by the Group entities, except for that stated in Note 3R – “New Standards and Interpretations not yet Adopted”.

A.	Basis of consolidation

1.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date the control commences until the date the control is lost.

The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components.

Allocation of net income and other comprehensive income to the shareholders:

Net income and all items of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. The total net income and other comprehensive income are allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

A.	Basis of consolidation (Cont.)

3.	Transactions limited in the consolidation

Balances and transactions between the Group companies, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparation of the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Business combinations under common control

Acquisition of interests in businesses that are controlled by the controlling shareholder in the Group was accounted for using the pooling approach, pursuant to which the acquisition is accounted for as if it was executed on the date on which control was achieved for the first time by the Group’s controlling shareholder. For this purpose, the comparative data was restated. The acquired assets and liabilities are presented at their values as previously presented in the consolidated financial statements of the controlling shareholder in the Group. The equity components of the Group were restated from the date that control was achieved for the first time by the Group’s controlling shareholder, whereby the equity components of the acquired entity were added to the Group’s existing equity components.

Any difference between the issuance consideration for the acquisition and the amounts of the acquired assets and liabilities on the date that control was achieved and the investments made by the controlling shareholder in the acquired company subsequent to achievement of the said control is recognized directly in equity as a merger capital reserve.

C.	Foreign currency

Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency of the Group entities based on the exchange rates in effect on the execution dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the date of the report are translated into the functional currency at the exchange rate in effect on that date. Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into the functional currency at the exchange rate in effect on the date the fair value was determined. Generally, foreign currency differences are recognized in the statement of income (except for differences deriving from cash-flow hedges, which are recognized in other comprehensive income (in respect of the hedge’s effective portion)). Non-monetary items measured based on historical cost in a foreign currency are translated using the exchange rate in effect on the date of transaction.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments

1.	Non-derivative financial assets

Accounting policy applied commencing from January 1, 2018

Initial recognition of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the date on which the Group becomes a party to the instrument’s contractual provisions.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date the classification was changed from a contract asset to receivables.

Elimination of financial assets

Financial assets are eliminated when the Group’s contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows deriving from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Upon initial recognition, financial assets are classified into one of the following measurement categories: amortized cost; or fair value through the statement of income.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through the statement of income:

–	It is held under a business model the objective of which is to hold assets in order to collect the contractual cash flows; and

–	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the outstanding principal amount on specified dates.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

1.	Non-derivative financial assets (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Classification of financial assets into categories and the accounting treatment of each category (Cont.)

All the financial assets not classified as measured at amortized cost are measured at fair value through the statement of income.

The Group has balances of trade and other receivables and deposits that are held in accordance with a business model the objective of which is to collect the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflect consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Assessment as to whether the cash flows include solely principal and interest

For purposes of assessing whether the cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on the date of initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

–	Contingent events that would change the timing or amount of the cash flows;

–	Terms that may change the stated interest rate, including variable interest;

–	Extension or early repayment features; and

–	Terms that limit the Group’s claim to cash flows from specified assets (for example a non-recourse financial asset).

An early repayment feature is consistent with the “solely payments of principal and interest” criterion if the early repayment amount represents essentially unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation, received or paid, for early termination of the contract.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

1.	Non-derivative financial assets (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Subsequent measurement and gains and losses

Financial assets at fair value through the statement of income

In subsequent periods, these assets are measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in the statement of income (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost

These assets are measured in subsequent periods at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, exchange rate gains and losses and impairment are recognized in the statement of income. Any gain or loss on elimination is also recognized in the statement of income.

Accounting policy applied in the periods prior to January 1, 2018

Initial recognition of financial assets

The Group initially recognizes loans and receivables on the date that they are created. All other financial assets acquired in a “regular way” purchase are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument, namely the date the Group undertook to purchase or sell the asset. Non-derivative financial instruments include cash and cash equivalents, restricted cash, trade receivables and other receivables.

Elimination of financial assets

Financial assets are eliminated when the Group’s contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

“Regular way” sales of financial assets are recognized on the trade date, namely, on the date the Group undertook to sell the asset.

Regarding offset of financial assets and financial liabilities – see Section 2 below.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

1.	Non-derivative financial assets (Cont.)

Accounting policy applied in the periods prior to January 1, 2018 (Cont.)

Classification of financial assets into categories and the accounting treatment of each category

The Group classifies its financial assets into the following categories:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables include cash and cash equivalents, restricted cash, trade receivables and other receivables.

Cash and cash equivalents include cash balances available for immediate use and demand deposits. Cash equivalents include short-term, highly liquid investments with original maturities of three months or less, which are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include: loans and credit from banks and others, capital notes from shareholders and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to the initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Non-derivative financial liabilities include: loans and credit from banks and others and trade and other payables, capital notes and other.

Subsequent treatment of financial liabilities

Financial liabilities are initially recognized at fair value less all attributable transaction costs. Subsequent to the initial recognition, financial liabilities are measured at amortized cost using the effective interest method. Transaction costs that are attributed directly to the issuance of an instrument that is classified as a financial liability, are deducted from the financial liability at the time of the initial recognition.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

2.	Non-derivative financial liabilities (Cont.)

Elimination of financial liabilities

Financial liabilities are eliminated when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial liabilities

Financial assets and liabilities are offset and the amounts are presented net in the statement of financial position when, and only when, the Group currently has an enforceable legal right to offset the amounts and intends either to settle the asset and the liability on a net basis or to realize the asset and settle the liability concurrently.

3.	Derivative financial instruments, including hedge accounting

In May and July 2016, Hadera hedged its exposure to changes in the cash flows from payments in euro and US dollars (hereinafter – “the Dollar”) in connection with the agreement for the construction of the power plant in Hadera (hereinafter – “the Construction Agreement”). Hadera uses, among other things, future contracts on the exchange rates in order to hedge its currency risk. These forward transactions have maturity dates that are less than one year from the reporting date and more than one year from reporting date. Where necessary, the transactions are extended for additional periods on their maturity dates. These transactions are designated as cash-flow hedges.

It is noted that the Group is continuing to apply the hedge model of IAS 39 “Financial Instruments: Recognition and Measurement”.

Hedge accounting

At the time of commencement of the accounting hedge, the Group formally documents the hedge relationship between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, as well as the manner in which the Group will assess the effectiveness of the hedging relationship.

The Group makes an assessment, at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within the range of 80% to 125%.

Regarding a cash-flow hedge, a forecasted transaction that constitutes a hedged item must be expected at a level of “highly probable” and it must create exposure to changes in cash flows that could ultimately affect profit or loss.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

3.	Derivative financial instruments, including hedge accounting (Cont.)

Hedge accounting (Cont.)

Changes in the fair value of derivatives used as a cash-flow hedge, in respect of the effective portion of the hedge, are recognized through other comprehensive income directly in a capital reserve for hedging differences. Changes in fair value relating to the ineffective portion are recognized in profit or loss. The amount recognized in the capital reserve for hedging differences is reclassified to the hedged assets in the statement of financial position in the period in which the cash flows affect such assets.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, the hedge accounting is discontinued. The cumulative gain or loss previously recognized in the capital reserve for hedging differences through other comprehensive income remains in the reserve until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, then the cumulative gain or loss previously recognized in the capital reserve for hedging differences in respect of the hedging instrument is reclassified to the statement of income.

When the hedged item is a non-financial asset, the amount recognized in the capital reserve for hedging differences is added to the value of the asset when it is recognized.

Non-hedging derivatives

Derivatives are recognized initially at fair value. Subsequent to the initial recognition, changes in the fair value of derivatives that do not serve for hedging purposes are recognized in the statement of income, as financing income (expenses) or as other income.

4.	Liabilities linked to the Consumer Price Index (hereinafter – “the CPI”) not measured at fair value

The value of CPI-linked financial liabilities that are not measured at fair value is revalued every period in accordance with the actual increase/decrease in the CPI.

E.	Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment are presented at cost less accumulated depreciation.

The cost of the property, plant and equipment includes expenses that can be directly attributed to acquisition of the asset. The cost of assets that were constructed independently includes the cost of the materials and direct salary costs, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as capitalized borrowing costs. Advance payments made on account of assets that were constructed independently are recognized as part of the cost of said equipment.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

E.	Property, plant and equipment (Cont.)

1.	Recognition and measurement (Cont.)

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Spare parts, servicing equipment and stand‑by equipment are to be classified as property plant and equipment when they meet the definition of property plant and equipment in IAS 16 “Property, Plant and Equipment”.

Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

2.	Subsequent costs

The cost of replacing part of an item of property, plant and equipment and other subsequent expenses are recognized as part of the carrying value of the property, plant and equipment item if it is probable that the future economic benefits associated with them will flow to the Group and if their cost can be measured reliably. The carrying amount of the replaced part of the item of property, plant and equipment is eliminated. The costs of ongoing servicing are recognized in the statement of income as incurred.

3.	Depreciation

An asset is depreciated from the date it is ready for use, namely the date when it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in the statement of income using the “straight-line” method (unless the amount is included in the carrying amount of another asset) over the estimated useful lives of each part of the property, plant and equipment item, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under financing lease agreements, including land, are depreciated over the shorter of the lease term or their useful lives, unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and are adjusted where necessary.

The estimated useful lives for the current and comparative periods are as follows:

Installations and equipment	5 – 25 years (mainly 25 years)
Land, roads and buildings	30 years
Computers	3 years
Furniture, equipment and fittings	3 – 16 years
Leasehold improvements (*)	3 – 30 years
Other	5 – 15 years

(*) The shorter of the lease term and useful life

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

F.	Intangible assets

1.	Goodwill

Goodwill resulting from acquisition of subsidiaries is presented under intangible assets.

2.	Other intangible assets

Other intangible assets acquired by the Group having a finite useful life are measured at cost less amortization.

3.	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortization amount is the cost of the asset less its residual value.

Amortization is recorded in the statement of income using the “straight-line” method over the estimated useful lives of the intangible assets, from the date the assets are available for use, since this method reflects the expected pattern of consumption of the future economic benefits inherent in each asset. Goodwill and intangible assets with an indefinite useful life are not systematically amortized, but are examined at least once a year for impairment.

The estimated useful lives for the current period and the comparative periods are as follows:

Software	3 – 10 years
License	33 years

The estimates with respect to the amortization method, useful life and residual value are reviewed at least at the end of each reporting year and are adjusted where necessary.

The Group reviews the estimated useful life of an intangible asset that is not amortized at least annually, to determine whether the events and circumstances continue to support the determination that the intangible asset has an indeterminate useful life.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment

1.	Non-derivative financial assets

Accounting policy applied commencing from January 1, 2018

The Group recognizes a provision for expected credit losses in respect of:

–	Financial assets measured at amortized cost; and

–	Receivables in respect of a lease.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, contract assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

A financial asset not carried at fair value through the statement of income is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include a contractual default by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter into bankruptcy, or the disappearance of an active market for a security.

The Group examines evidence of impairment for receivables and loans on a specific basis.

The Group assumes that the credit risk of a financial asset has increased significantly since the initial recognition when contractual payments are past due for more than 30 days.

The Group considers a financial asset to be in default when:

–	The borrower is unlikely to pay its credit obligations to the Group in full; or

–	The contractual payments of the financial asset are past due for more than 90 days.

The Group considers a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial asset. 12-month expected credit losses are the expected credit losses that result from possible default events within the 12 month period after the reporting date. The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

1.	Non-derivative financial assets (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following events:

–	Significant financial difficulty of the issuer or borrower;

–	A breach of contract such as a default or payments being past due;

–	The restructuring of a loan or payment due to the Group on terms that the Group would not otherwise consider;

–	It is probable that the borrower will enter bankruptcy or other financial reorganization; or

–	The disappearance of an active market for a security because of financial difficulties.

Presentation of a provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off, in whole or in part, when the Group does not have a reasonable expectation of its recovery. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due. Write-off constitutes an elimination event.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

1.	Non-derivative financial assets (Cont.)

Accounting policy applied in periods prior to January 1, 2018

A financial asset not carried at fair value through the statement of income is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include:

–	A contractual default by a debtor;

–	Restructuring of an amount due to the Group on terms that the Group would not otherwise consider;

–	Indications that a debtor or issuer will enter into bankruptcy;

–	Adverse changes in the payment status of borrowers;

–	Changes in the economic environment that correlate with insolvency of issuers or the disappearance of an active market for a security; and

–	Observable data indicating a measurable decrease in the cash flow expected from a group of financial assets.

Evidence of impairment of debt instruments

The Group considers evidence of impairment for loans, trade receivables, other receivables and held-to-maturity investments at both a specific asset and collective level. All individually significant trade receivables, loans, receivables and held-to-maturity investments are assessed for specific impairment. All individually significant trade receivables, loans, receivables and held-to-maturity investments found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Trade receivables, loans, receivables and held-to-maturity investments that are not individually significant are collectively assessed for impairment by grouping together loans, receivables and held-to-maturity investments with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the actual amount of the loss, in accordance with management’s judgment as to whether the actual losses are expected to be larger or smaller than the losses indicated by the historical trends in light of the economic situation and the existing credit conditions.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

1.	Non-derivative financial assets (Cont.)

Accounting policy applied in periods prior to January 1, 2018 (Cont.)

Treatment of impairment losses of financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the statement of income and are reflected in a provision for loss against the balance of the financial asset measured at amortized cost. Interest income on the impaired assets is recognized using the interest rate that was used to discount the future cash flows for the purpose of measuring the impairment loss.

Cancellation of an impairment loss

An impairment loss is cancelled where it can be related objectively to an event occurring after the impairment loss was recognized (such as repayment by the debtor). For financial assets measured at amortized cost, the cancellation is recognized in the statement of income.

2.	Non-financial assets

Timing of impairment testing

The carrying amount of the Group’s non-financial assets, other than deferred tax assets, are examined at each reporting date, in order to determine if there are signs indicating an impairment in value. If such signs exist, the estimated recoverable amount of the asset is calculated.

Measurement of recoverable amount

The recoverable amount of an asset or a cash-generating unit is the higher of its value in use or fair value less disposal costs. When determining the value in use, the Group discounts the anticipated future cash flows according to a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the specific risks relating to the asset. For purposes of testing impairment purposes, the assets are grouped together into the smallest group of assets that yields cash inflows from continuing use, which are largely independent of the cash inflows of the other assets and other groups (“cash-generating unit”).

Recognition of impairment loss

Losses from impairment are recognized when the carrying amount of the assets or of the cash-generating unit to which the asset belongs exceeds the recoverable amount, and are recognized in the statement of income.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

2.	Non-financial assets (Cont.)

Cancellation of impairment loss

Impairments losses are re-examined on each reporting date in order to determine if there are signs indicating that the losses have decreased or no longer exist. An impairment loss is cancelled if there is a change in the estimates used to determine the recoverable amount, to the extent that the carrying amount of the asset, after cancellation of the impairment loss, does not exceed the carrying amount, after deduction of depreciation or amortization, that would have been determined if the impairment loss had not been recognized.

H.	Employee benefits

1.	Bonus plans

With respect to bonuses to the Group’s senior executives, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in the statement of income.

2.	Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to the defined contribution pension plan are recognized as an expense in the statement of income in the periods during which related services are rendered by employees. Obligations for contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the services are recognized at their present value.

I.	Share-based payment transactions

The fair value on the grant date of share-based payment grants to employees is recognized as a salary expense concurrent with an increase in equity over the period in which a non-contingent entitlement to the grants is achieved. The amount recognized as an expense in respect of share-based payment grants that are contingent on vesting conditions that are service terms is adjusted to reflect the number of grants that are expected to vest.

J.	Provisions

The Group recognizes an indemnification asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the indemnification may not exceed the amount of the provision.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

J.	Provisions (Cont.)

A provision is recognized if, as a result of a past event, the Group has a current legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

K.	Revenues

Accounting policy applied commencing from January 1, 2018

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Company’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (IEC).

Identification of the contract

The Group treats a contract with a customer only where all of the following conditions are fulfilled:

(A)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying their obligations thereunder;

(B)	The Group is able to identify the rights of each party in relation to the goods or services that are to be transferred;

(C)	The Group is able to identify the payment terms for the goods or services that are to be transferred;

(D)	The contract has commercial substance (i.e., the entity’s risk, timing and amount of future cash flows are expected to change as a result of the contract); and

(E)	It is probable that the consideration to which the Group is entitled to in exchange for the goods or services transferred to the customer will be collected.

For purposes of Paragraph (E) the Group examines, among other things, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Combination of contracts

The Group combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

(A)	Negotiations were held on the contracts as one package with a single commercial purpose;

(B)	The amount of the consideration in one contract depends on the price or performance of a different contract; or

(C)	The goods or services promised in the contracts (or certain goods or services promised in each one of the contracts) constitute a single performance obligation.

Identification of performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(A)	Goods or services (or a bundle of goods or services) that are distinct; or

(B)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

As part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, credits, price concessions, incentives, penalties, claims and disputes and contract modifications where the consideration in their respect has not yet been agreed to by the parties.

The Group includes the amount of the variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

The scope of the variable consideration deriving from sales of electricity is immaterial.

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer.

Contract costs

Incremental costs of obtaining a contract with a customer, such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Costs incurred to fulfill a contract with a customer and that are not covered by another standard are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense as incurred.

Capitalized costs are amortized in the statement of income on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

In every reporting period, the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in the statement of income.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Accounting policy applied commencing from January 1, 2018 (Cont.)

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Group continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

Accounting policy applied in periods prior to January 1, 2018

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues from the sale of electricity are recognized in the period in which the sale occurs. The Company’s revenues are primarily from sale of electricity to private customers and to IEC.

L.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to issuance of shares, less the tax effect, are presented as a deduction from equity. Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in the deferred expenses item in the statement of financial position. The costs are deducted from equity upon initial recognition of the equity instruments, or are deducted as financing expenses in the statement of income if the issuance is no longer expected to take place.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

M.	Financing income and expenses

Financing expenses include interest expense on loans received, interest expense on capital notes and losses from derivative financial instruments that are recognized in the statement of income. Borrowing costs are recognized in the statement of income using the effective interest method.

Financing income includes interest income on loans granted, funds invested, and gains from derivative financial instruments recognized in the statement of income.

Gains and losses from exchange rate differences are reported on a net basis.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities. Borrowing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from investing activities.

N.	Taxes on income

Taxes on income include deferred taxes. Taxes on income are recorded in the statement of income unless the taxes are charged directly to equity or to other comprehensive income.

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their values for tax purposes. The Group does not recognize deferred taxes for the following temporary differences: the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither the accounting income nor the income for tax purposes.

Deferred taxes are measured at the tax rates that are expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the date of the report.

A deferred tax asset is recognized for carryforward tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of deferred taxes and liabilities

Deferred tax assets and liabilities are offset by the Group if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxable by the same tax authority of the same taxable entity, or of different entities that intend to settle the current tax assets and liabilities on a net basis or where their current tax assets and liabilities will be realized concurrently.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

O.	Capital notes issued to shareholders

Capital notes issued to shareholders are measured at fair value on the transaction date. Since the transaction is at the equity level, the Group includes the difference between the fair value and the consideration from the transaction in its equity.

P.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the income attributable to the Company’s ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the income attributable to the Company’s ordinary shareholders and the weighted-average number of ordinary shares outstanding, after adjustment for the effects of all dilutive securities, if any.

Q.	Capitalization of borrowing costs

Specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion up to the date on which it is ready for its intended use. Exchange rate differences arising from credit in foreign currency are capitalized to the extent they are considered to be an adjustment of interest costs. Other borrowing costs are recognized in the statement of income as incurred.

R.	Accounting standards not yet adopted

1.
IFRS 16 “Leases” supersedes International Accounting Standard 17 “Leases” (hereinafter – “IAS 17”) and the related Interpretations. The provisions of the Standard cancel the existing requirement that lessees classify the lease as an operating or a financing lease. Instead, as for lessees, the new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize an asset and a liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the presently existing requirements. The Standard is effective for annual periods commencing on January 1, 2019. Early adoption is permitted, provided that the Company also applies IFRS 15 “Revenue from Contracts with Customers”. The Group intends to adopt the Standard commencing from January 1, 2019, using the “catch‑up” (cumulative impact) approach, while adjusting the balance of retained earnings as at January 1, 2019.

The Group intends to elect to apply the transitional provision whereby on the application date it will recognize a lease liability based on the present value of the balance of the future lease payments, discounted based on the lessee’s incremental interest rate on that date, and a parallel “lease usage right” asset in the same amount, adjusted for the lease payments made in advance or accrued that were recognized as an asset or a liability prior to the initial application date. As a result, the Standard is not expected to have a material impact on the retained earnings on the initial application date, and the Standard is also not expected to have a material impact on the financial statements.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 3 –	Significant Accounting Policies (Cont.)

R.	Accounting standards not yet adopted (Cont.)

2.	Amendment to IFRS 3 “” Business Combinations” – the Amendment clarifies whether a transaction to acquire an operation is the acquisition of a “business” or an asset. For purposes of this examination, the Amendment added the possibility of utilizing the concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and added examples illustrating the aforesaid examination. The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted. The Group has not yet commenced examining the impacts of application of the Amendment on the financial statements.

Note 4 –	Determination of Fair Value

As part of the accounting policies and disclosure requirements, the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for measurement and/or disclosure purposes based on the methods described below. Further information regarding the assumptions made in determining the fair values is disclosed in the notes specific to the particular asset or liability.

Non-derivative financial liabilities

Fair value, which is calculated for reporting purposes, is estimated based on the present value of future cash flows (principal and interest) discounted at the market interest rate as at the date of the report.

The fair value on the transaction date for purposes of measurement of capital notes issued to shareholders is calculated based on the present value of the cash flows in respect of the principal component discounted using the market interest rate on the transaction date.

Note 5 –	Cash and Cash Equivalents

	Weighted-average
	interest rate at	At December 31
	12/31/2018	2018	2017
	%	In Thousands of NIS

Balance of current accounts in banks		108,636	148,238
Deposits in banks		221,314	359,943
	0.2	329,950	508,181

The Group’s exposure to interest rate risk and currency risk and a sensitivity analysis with respect to the financial statements are provided in Note 24 “Financial Instruments”.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 6 –	Deposits and Restricted Cash

	Weighted-average
	interest rate at	At December 31
	12/31/2018	2018	2017
	%	In Thousands of NIS

Presented under current assets
Short-term restricted deposits and cash (*)	0.2	186,954	752

Presented under non-current assets
Long-term restricted deposits and cash (**)	0.2	181,739	264,564

(*)	For further information regarding restricted cash – see Note 25G.
(**)	For further information regarding restricted cash – see Note 14C.

Note 7 –	Trade Receivables

	At December 31
	2018	2017
	In Thousands of NIS

Open accounts	2,759	23,421
Accrued income	129,514	129,330
	132,273	152,751

Note 8 –	Other Receivables and Debit Balances

	At December 31
	2018	2017
	In Thousands of NIS

Advances to suppliers	3,098	2,339
Prepaid expenses	6,429	7,637
Refunds receivable	7,656	3,500
Government institutions	20,002	24,775
Derivative instruments	2,721	5,099
Related parties	530	4
Other	807	955
	41,243	44,309

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 9 –	Long-Term Loans and Deferred Expenses

A.	Composition

	At December 31
	2018	2017
	In Thousands of NIS

Deferred expenses (B.1)	70,409	74,027
Contract asset (B.2)	13,944	2,799
Deferred financing expenses (B.3)	3,998	8,722
Other	—	2,876
	88,351	88,424

B.	Additional information

1.	Long-term deferred expenses

	At December 31
	2018	2017
	In Thousands of NIS

Long-term deferred expenses	90,284	90,284
Accumulated amortization	(19,875)	(16,257)
	70,409	74,027

The long-term deferred expenses constitute connection fees to the gas transmission network and the electricity grid, as described below:

a.	Costs paid by Rotem, in the amount of NIS 47 million, to Israel Natural Gas Lines Ltd. in respect of its share of the connection to the national gas transmission network via a pressure reducing and metering station (hereinafter – “the PRMS facility”) as well as in respect of a pipeline for transmission of gas from the PRMS facility to the premises of the power plants of Rotem and Hadera (see also Note 27F).

b.	Costs of NIS 38 million and NIS 5 million were paid by Rotem and Hadera, respectively, to IEC, in respect of the infrastructure of electricity lines that connect Rotem’s power plant and Hadera’s power plant under construction to IEC’s grid.

It is noted that the aforesaid connection infrastructures are intended and are actually used for connecting additional consumers to such infrastructures. Accordingly, these costs are accounted for as long-term deferred expenses. In Rotem, the long-term deferred expenses are amortized using the “straight-line” method over a period of 21 years, which constitutes the usage period of the PRMS facility and over 30 years, which constitutes the usage period of the electricity supply lines. The said amortization is recorded in the “depreciation and amortization” category in the statement of income. In Hadera, long-term deferred expenses are not amortized since the asset is not yet available for use.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 9 –	Long-Term Loans and Deferred Expenses (Cont.)

B.	Additional information (Cont.)

2.	Contract assets

In 2015, Hadera signed a long-term supply agreement (hereinafter – “the Supply Agreement”) whereby Hadera will be the exclusive supplier of electricity and steam to Hadera Paper Mills (hereinafter – “Hadera Paper”), for a period of 18 years commencing from the commercial operation date of the Hadera Power Plant. Pursuant to the terms of the Supply Agreement, Hadera is to indemnify Hadera Paper for 50% of the actual cost paid for construction of the infrastructures that Hadera Paper is responsible for (hereinafter – “the Infrastructure Bridge”), based on a pre-agreed budget, however not more than $2 million. Subsequent to the date of the report, in January 2019, as part of revision of the set of agreements between Hadera and Hadera Paper, the Supply Agreement was amended such that, among other things, the period covered by the Supply Agreement was extended to 25 years and the indemnification limit of $2 million, which Hadera is to pay to Hadera Paper, was removed, such that the indemnity is not limited as to amount. As at December 31, 2018, Hadera had paid about NIS 14 million in respect of the Infrastructure Bridge. For additional details regarding the Supply Agreement – see Note 25A.3.

3.	Deferred financing expenses

During 2016, Hadera entered into a financing agreement, as described in Note 14C.2 below (hereinafter – “the Financing Agreement of Hadera”). As part of the Financing Agreement of Hadera, Hadera pays various commissions, such as a financial closing fee and a periodic “unutilized credit facility” commission (hereinafter – “the Commissions”). The Commissions will be reduced by the percentage of withdrawals from the Financing Agreement of Hadera and will be accounted for using the “effective interest” method, as part of the balance of loans from financial institutions in Hadera.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 10 –	Property, Plant and Equipment

A.	Composition

						Diesel	Facility			Deposits on
	Land	Installations,		Office		oil	held			account of
	roads	machinery		furniture		and	under	Assets		property,
	and	and		and	Leasehold	spare	financing	under		plant and
	buildings	equipment	Computers	equipment	improvements	parts	lease*	construction	Other	equipment	Total

Cost

Balance at January 1, 2017	140,449	1,732,045	1,385	1,236	2,502	107,488	1,800	238,593	2,829	10,554	2,238,881
Additions	—	13,312	143	28	731	47,316	10,132	323,693	284	7,784	403,423
Disposals	—	15,024	44	—	—	55,734	—	—	—	—	70,802

Balance at December 31, 2017	140,449	1,730,333	1,484	1,264	3,233	99,070	11,932	562,286	3,113	18,338	2,571,502
Additions	8,783	80,519	1,083	291	6,249	32,062	14,793	198,597	149	—	342,526
Entry into the consolidation	—	—	—	—	—	—	—	15,503	—	322	15,825
Disposals	—	64,201	947	305	675	9,790	—	—	—	17,725	93,643

Balance at December 31, 2018	149,232	1,746,651	1,620	1,250	8,807	121,342	26,725	776,386	3,262	935	2,836,210

Accumulated depreciation

Balance at January 1, 2017	15,984	262,561	1,134	387	866	—	—	—	731	—	281,663
Additions	4,576	103,282	158	92	94	—	—	—	369	—	108,571
Disposals	—	15,025	44	—	—	—	—	—	—	—	15,069

Balance at December 31, 2017	20,560	350,818	1,248	479	960	—	—	—	1,100	—	375,165
Additions	4,576	97,132	265	267	583	—	991	—	398	—	104,212
Disposals	—	64,200	947	305	675	—	—	—	—	—	66,127

Balance at December 31, 2018	25,136	383,750	566	441	868	—	991	—	1,498	—	413,250

Depreciated cost at:

December 31, 2018	124,096	1,362,901	1,054	809	7,939	121,342	25,734	776,386	1,764	935	2,422,960

December 31, 2017	119,889	1,379,515	236	785	2,273	99,070	11,932	562,286	2,013	18,338	2,196,337

January 1, 2017	124,465	1,469,484	251	849	1,636	107,488	1,800	238,593	2,098	10,554	1,957,218

* Reclassified.

B.	Capitalized borrowing costs

Borrowing costs capitalized to assets under construction in 2018 amounted to about NIS 29,278 thousand (2017 – about NIS 11,072 thousand).

C.	Acquisition of property, plant and equipment on credit

During the years 2017 and 2018, property, plant and equipment was acquired not in cash, in the amounts of NIS 84,631 thousand and NIS 33,555 thousand, respectively.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 11 –	Intangible Assets

				Options
				for real
				estate
	Goodwill	Software	License	rights	Total

Cost

Balance at January 1, 2017	454	2,559	1,770	—	4,783
Additions	—	214	—	—	214
Entry into the consolidation	1,138	—	—	750	1,888

Balance at December 31, 2017	1,592	2,773	1,770	750	6,885
Additions	—	582	—	—	582

Balance at December 31, 2018	1,592	3,355	1,770	750	7,467

Amortization and impairment losses

Balance at January 1, 2017	—	777	75	—	852
Amortization for the year	—	290	54	—	344

Balance at December 31, 2017	—	1,067	129	—	1,196
Amortization for the year	—	385	54	—	439
Impairment loss	338	—	—	600	938

Balance at December 31, 2018	338	1,452	183	600	2,573

Amortized cost at:

December 31, 2018	1,254	1,903	1,587	150	4,894

December 31, 2017	1,592	1,706	1,641	750	5,689

January 1, 2017	454	1,782	1,695	—	3,931

Note 12 –	Trade Payables

	At December 31
	2018	2017
	In Thousands of NIS

Accrued expenses	84,668	73,576
Open accounts	92,600	129,129
	177,268	202,705

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 13 –	Other Payables and Credit Balances, including Derivative Instruments

	At December 31
	2018	2017
	In Thousands of NIS

Employees and payroll institutions	10,756	9,301
Related and interested parties	2,323	2,927
Derivative instruments	—	1,774
Accrued expenses	9,031	6,450
Interest payable	1,038	10,362
Government institutions	874	4,229
Other	27	300
	24,049	35,343

Note 14 –	Loans from Banks and Financial Institutions and Guarantees

A.	Composition

	Weighted-average
	interest rate at	At December 31
	12/31/2018	2018	2017
	%	In Thousands of NIS

Loans from banks and financial institutions	4.72	1,903,705	1,827,753
Less – current maturities		(75,584)	(83,014)
		1,828,121	1,744,739

B.	Maturities

The loans from banks and financial institutions are scheduled for repayment in the years following the date of the report, as follows:

	At December 31
	2018	2017
	In Thousands of NIS

First year – current maturities	75,584	83,013
Second year	124,510	85,512
Third year	127,916	115,505
Fourth year	125,936	120,758
Fifth year	143,114	119,365
Sixth year and thereafter	1,306,645	1,303,600
	1,903,705	1,827,753

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 14–	Loans from Banks and Financial Institutions and Guarantees (Cont.)

C.	Additional information and guarantees

1.	Rotem

Credit framework agreement in Rotem

The power plant project of Rotem was financed by the project financing method (hereinafter – “the Credit Facility Agreement”). The Credit Facility Agreement was signed with a consortium of lenders led by Bank Leumi LeIsrael Ltd. (hereinafter – “Bank Leumi”). As at the reporting date, the consortium of lenders includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; Psagot Provident Funds and Pension Ltd.; and Harel Insurance Company Ltd (hereinafter – “the Lenders”). Pursuant to the Credit Facility Agreement, a lien was placed on Rotem’s existing and future assets and rights in favor of Harmetik Trust Services (1939) Ltd., (hereinafter – “Harmetik”) formerly, The Trust Company of Bank Leumi Ltd., and on most of Rotem’s bank accounts.

During the years 2011 to 2013, Rotem withdrew loans according to the Credit Facility Agreement. The loans (which are linked to the CPI) are being repaid on a quarterly basis up to 2031, commencing from the fourth quarter of 2013.

The Credit Facility Agreement provides certain restrictions with respect to distribution of a dividend.

Pursuant to the Credit Facility Agreement, Rotem is required to create a debt service reserve (hereinafter – “the Debt Service Reserve”) during the two-year period following completion of construction of the power plant. The amount of the Debt Service Reserve will be equal to the two next quarterly debt payments. As at December 31, 2018 and 2017, the amount of the Debt Service Reserve was about NIS 51,422 thousand and about NIS 71,759 thousand, respectively.

Rotem has credit facilities from Bank Leumi, in the amount of NIS 21 million, which were provided for Rotem’s working capital needs and for provision of bank guarantees. As at December 31, 2018, Rotem had utilized NIS 7 million, of the said facilities for purposes of bank guarantees and collaterals for a transactions’ room.

Under the Credit Facility Agreement, the Company together with Asia Development and the holders of the non‑controlling interests in Rotem (hereinafter – “Veridis”), issued corporate guarantees in favor of Rotem in the amounts of NIS 92 million and NIS 23 million, respectively. In December 2017, an amended credit facility agreement was signed, according to which Asia Development was released from the corporate guarantee, in return for creation of an additional fund in Rotem, in the amount of NIS 57.5 million, (hereinafter – “the Owners’ Guarantee Fund”), such that as at December 31, 2018, the corporate guarantees of the Company and Veridis amounts to NIS 72.5 million (according to the ratio of their holdings)  The Owners’ Guarantee Fund is subject to an adjustment formula whereby under certain coverage ratios, it can reach a maximum of NIS 115 million. The Owners’ Guarantee Fund accumulates in the following manner – NIS 20 million upon signing of the amended credit agreement and the balance over 24 months in semi‑annual deposits. After completion of accumulation of the Owners’ Guarantee Fund, in December 2019 Veridis and the Company will be released from the corporate guarantee, in the amount of NIS 57.5 million. As at December 31, 2018, the Owners’ Guarantee Fund amounted to NIS 39 million.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 14 –	Loans from Banks and Financial Institutions and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

1.	Rotem (Cont.)

Credit framework agreement in Rotem (Cont.)

As at the date of the report, Rotem and the Company were in compliance with all the covenants in accordance with the credit framework agreement.

Guarantees

In February 2017, Rotem provided a bank guarantee in the amount of NIS 1,637 thousand (linked to the CPI) in favor of the National Commissioner of the Fuel Sector, in accordance with the Excise Law that requires the depositing of a three-year guarantee as a condition for exemption from excise tax on the purchase of the diesel oil that serves as backup inventory. In addition, Rotem provided a bank guarantee in favor of the Ministry of National Infrastructures, Energy and Water Resources (hereinafter – “the Ministry of Energy”) in the amount of US$1 million, in accordance with Rotem’s electricity generation license.

Rating:

Subsequent to the date of the report, in February 2019, the Rating Committee of Midroog Ltd. (hereinafter – “Midroog”) updated Rotem’s long‑term rating to Aa2 with a stable rating outlook and updated the rating of Rotem’s senior debt to Aa2 with a stable rating outlook.

2.	Hadera

Financing agreement of Hadera:

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million  in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility. In March 2017, the Electricity Authority confirmed that Hadera had complied with a milestone for a financial closing, as stipulated in the conditional license for construction of the power plant. In December 2017, Bank Discount assigned to Clal Pension and Provident Ltd. and Atudot Pension Fund for Salaried Employees and Self-Employed Persons Ltd. 43.35% of its share in the long‑term credit facility (including the facility for changes in construction and related costs).

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans accrue interest at the rates specified in the agreement and are to be repaid in quarterly installments according to the repayment schedules specified in the Hadera Financing Agreement over a period of 18 years from the commencement date of the repayments in accordance with the provisions of the agreement (which will commence about six months after the commercial operation of the Hadera power plant).

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 14 –	Loans from Banks and Financial Institutions and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

2.	Hadera (Cont.)

Financing agreement of Hadera: (Cont.)

In connection with the Hadera Financing Agreement, liens were placed in favor of Bank Discount, as a trustee for the collaterals on behalf of the lenders, on some of Hadera’s existing and future assets and on the rights of Hadera and the Company. The Hadera Financing Agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans, which will apply after at least 12 months from the commercial operation date of the Hadera Power Plant and after 3 debt repayments. In addition, Hadera undertook, at the end of the construction period, to hold a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters.

As at the date of the report, Hadera withdrew a total of NIS 616 million out of the Financing Agreement of Hadera During 2018, Hadera’s withdrawals amounted to a total of NIS 122 million. The interest rate on the withdrawn amounts up to the date of the report ranges between about 3.1% and about 3.9% on the CPI-linked loans and between about 4.7% and about 5.4% on the loans not linked to the CPI.

In July 2016, Hadera entered into an agreement with Asia Development according to which Asia Development undertook to fund the equity required under the Hadera Financing Agreement, as well as any additional equity required pursuant thereto, as a result of changes in the Electricity Law (as defined in the Hadera Financing Agreement) up to a certain amount. The aforesaid equity was provided to Hadera by Asia Development in 2016.

The agreement for the funding of equity (as amended in May 2017) also includes commitments of the Parent Company for payment of commissions, hedging agreements and obligations for provision of a number of guarantees – a guarantee related to events with respect to the construction period of the project, up to an amount of NIS 100 million, which can be reduced under certain circumstances, a guarantee for bankruptcy situations in cases of a failure to collect from customers up to the amount of NIS 8 million and the provision of additional bank guarantees in certain cases. In addition, the Company undertook to comply with certain covenants. The covenants include equity to total assets (solo) of at least 20%, minimum equity of NIS 250 million up to the end of the inspection warranty period, and minimum equity of NIS 200 million after the warranty period (liability under the Hadera Construction Agreement, as described in Note 25D.), a minimum balance of cash and cash equivalents of the Company of NIS 100 million up to the date of commercial operation of Hadera and a minimum balance of NIS 50 million up to the end of the inspection warranty period, which will be reduced under certain conditions. Under certain conditions, a lien will be placed on the aforesaid cash amount in favor of the lenders. In addition, Hadera undertook, at the end of the construction period, to provide a reserve fund of NIS 15 million.

Set forth below is a list of the significant bank guarantees provided by Hadera to various parties:

a.	Guarantees in the amount of about $7 million in favor of the Tamar partners in connection with the undertaking of Hadera under the Gas Agreement (for further details, see Note 25G.).

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 14 –	Loans from Banks and Financial Institutions and Guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

2.	Hadera (Cont.)

Set forth below is list of the bank guarantees provided by Hadera to various parties: (Cont.)

b.
Guarantees in favor of the Electricity Authority – unlinked guarantees, in the amount of NIS 2 million, in connection with Hadera’s supply license, and guarantees, in the amount of NIS 475 thousand, in connection with Hadera's generation license, and NIS 1,221 thousand, in connection with Hadera’s conditional license.

c.
A guarantee in favor of Israel Electric Company (IEC), in the amount of NIS 1,768 thousand (linked to the CPI) in connection with Hadera's supplier license. In February 2019, the amount of the guarantee was updated to NIS 2,224 thousand (linked to the CPI).

d.	A guarantee, in the amount of NIS 295 thousand (linked to the CPI), under the Gas Transmission Agreement (for additional details – see Note 25F).

Rating:

In December 2018, Midroog reaffirmed the rating of Hadera’s senior debt at a rating of A3 and updated the rating outlook to a positive rating outlook for the construction and operation period and provided a rating of A2 with a stable rating outlook for the operation period only.

3.	The Company:

Interim loan in the Company:

On June 22, 2014, a financing agreement was signed with Amitim Old Pension Funds and Menorah Mivtachim Pension Funds to raise a mezzanine loan (hereinafter – “the Mezzanine Loan”) which includes two main credit facilities:

–	Tranche A – a bridge loan, in the amount of NIS 150 million (up to the end of the restriction period in Rotem), bearing interest at the rate of 4.85% (linked to the CPI). In January 2016, the Company repaid Tranche A in the amount of NIS 162 million, including accrued interest.

–
Tranche B – a long‑term loan, in the amount of NIS 200 million, bearing interest at the rate of 7.75% (linked to the CPI). The Tranche B facility plus interest and linkage differences were repayable on a semi‑annual basis commencing from April 2016 and running up to 2028. During the year ended December 31, 2016, the Company has repaid part of Tranche B, in the amount of NIS 38 million, including accrued interest and linkage differences. In May 2017, the Company paid the balance of Tranche B in the amount of NIS 209 million including accrued interest and linkage differences. In respect of this amount the Company paid an early repayment fee of NIS 23 million which was recorded in the statement of income in the “financing expenses” category.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 15 –	Debentures

A.	Composition

	Weighted-average
	interest rate at	At December 31
	12/31/2018	2018	2017
	%	In Thousands of NIS

Marketable debentures	4.45	293,875	315,918
Less – current maturities		(10,992)	(21,964)
		282,883	293,954

B.	Maturities

The debentures are scheduled for repayment in the years following the date of the report, as follows:

	At December 31
	2018	2017
	In Thousands of NIS

First year – current maturities	10,992	21,964
Second year	30,555	10,992
Third year	34,382	30,555
Fourth year	18,817	34,382
Fifth year	32,354	18,817
Sixth year and thereafter	166,775	199,208
	293,875	315,918

C.	Additional information

In May, 2017, the Company issued debentures (Series A) to classified investors under a private placement, which were listed for trading on the Institutional Continuous Trading Platform. The debentures have a par value of NIS 320 million, bear annual interest at the rate of 4.95% and are repayable semi‑annually, principal and interest, commencing from June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Pursuant to their terms, the interest on the debentures will be reduced by 0.5% in the event of their listing for trading on the main list of the TASE. The debentures received a rating of A3 from Midroog and A– from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”). In August 2017, the Company listed the debentures for trading on the stock exchange as part of an issuance and listing of its shares for trading and, accordingly, as of that date the interest on the debentures (series A) was reduced by 0.5% to 4.45% per year.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 15 –	Debentures (Cont.)

C.	Additional information (Cont.)

In accordance with the trust certificate from May 2017, the Company recorded, a first-priority, floating lien, unlimited in amount, on all of its assets, in favor of the trustee on behalf of the holders of the debentures,. The floating lien will not preclude the Company from pledging specific assets and disposal of other assets by the Company.

The trust certificate contains customary causes for calling the debentures for immediate repayment, including in the case of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the condition of the Company, etc. In addition, the right to call for immediate repayment arises upon: (1) occurrence of certain events of loss of control by Kenon Holding; (2) a call for immediate repayment of other debts (or guarantees) of the Company or of Hadera or Rotem in certain predefined minimum amounts; (3) a change in the area of the Company’s activities such that its main area of activity is not in the energy sector in Israel, including the area of generating electricity in power plants and from renewable energy sources; (4) discontinuation of the rating over a certain period of time and if the rating of the debentures falls below the level of Baa3 (or BBB–); and (5) suspension of trading for a certain period of time to the extent the debentures are listed for trading on the TASE’s main trading list. All of that stated above is in accordance with the conditions specified in the trust certificate.

Furthermore, the trust certificate (as amended in June 2018) includes an undertaking by the Company to provide a debt service reserve in the amount of 18 months’ payments of principal and interest and to comply with financial covenants and limitations on distributions such that the historical debt coverage ratio will not be less than 1.2, and for purposes of a distribution as defined in the trust certificate the “historical debt coverage ratio” may not be less than 1.4, there must be minimum shareholders’ equity of NIS 80,000 thousand and an “equity to total assets” ratio of at least 12.5%.

As at the date of the report, the Company was in compliance with all the financial covenants in accordance with the trust certificate including: the deposit in respect of the debt service fund that is presented in the statement of financial position in the category “long‑term deposits and restricted cash” amounts to about NIS 46 million, the shareholders’ equity attributable to the Company’s shareholders amounts to about NIS 678 million and the ratio of the shareholders’ equity to the total assets is 70%.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 15 –	Debentures (Cont.)

C.	Additional information (Cont.)

The terms of the debentures also provide for the possible raising of the interest rate in certain cases of a decline in the rating, in certain cases of breach of financial covenants, and in certain cases of use of the debt servicing reserve where the reserve is not sufficiently re-funded within the time frame set forth in the trust certificate. The Company’s ability to expand the debenture series was restricted under certain circumstances, including maintaining the rating of the debentures at it was shortly prior to the expansion of the series and there being no breach. Additionally, should the Company issue additional debentures that are not secured (or that are secured by floating charge having the same priority), these debentures will not have preference over the debentures (Series A) upon liquidation.

The proceeds from issuance of the debentures, in the amount of approximately NIS 316 million, net, excluding issuance expenses of about NIS 4 million, was used to repay the balance of the mezzanine loan, in the amount of about NIS 192.5 million and to pay an early repayment fee, in the amount of about NIS 23 million, as described in Note 14.C.3.

In July 2018, the issuer’s rating of A– with a stable rating outlook was reconfirmed for the Company and a rating of A– for the Company’s debentures (Series A) by Maalot. In addition, in August 2018, a rating of A3 with a stable rating outlook was reconfirmed for the Company’s debentures (Series A) by Midroog.

Note 16 –	Capital Notes Issued and Loans to the Shareholders

A.
In 2014, AGS issued to Asia Development and Veridis shekel capital notes (hereinafter – “the AGS Capital Notes”) in the total amount of NIS 9,683 thousand. In 2017, the AGS Capital Notes to Asia Development, in the total amount of NIS 7,748 thousand, were assigned  to the Company against debt of the Company to Asia Development in the same amount, which was settled during 2017. The AGS Capital Notes are not linked, do not bear interest and their repayment date (as updated in June 2018) will not be prior to October 2024. The AGS Capital Notes were initially recognized in the statement of financial position at an amount representing their value as at the issuance date which was calculated using a discount rate of 5.6% and were amortized using the effective rate method from the issuance date through the date of the report. As at December 31, 2018 and 2017, the balance of the AGS Capital Notes issued by AGS to Veridis was NIS 1,166 thousand and NIS 1,803 thousand, respectively.

B.	During 2010 to 2014, the Company issued to Asia Development shekel capital notes in the amount of NIS 319,107 thousand (hereinafter – “the Asia Development Capital Notes”). The Asia Development Capital Notes are unlinked, do not bear interest and will not be repayable before the end of 5 years from their issuance date. The Asia Development Capital Notes were recognized originally in the statement of financial position in an amount representing their fair value on the issuance date, which was calculated using a discount rate of 6.1% and were amortized using the effective interest method from the issuance date up to the date of their repayment. The Asia Development Capital Notes were repaid during the years 2015 to 2017. Part of the amount was paid by means of an offset against a loan to Asia Development, as described in Note 23C.4.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 17 –	Employee Benefits

A.	Post-employment benefit plans – defined contribution plan

The Group has a defined contribution plan in respect of the Group’s liability to pay the savings component of provident funds and in respect of all its employees who are subject to Section 14 of the Severance Pay Law, 1963.

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Amount recognized as an expense in respect of defined contribution plan	3,027	2,444	2,362

B.	Equity remuneration plan

In July 2017, the Company’s Board of Directors approved an employee stock option plan, pursuant to which, subject to a resolution of the Company’s competent authorities, an undetermined number of options that was not yet set (but not more than 1,500,000 in total) may be allotted to employees of the Company (excluding the CEO), members of the Company’s Board of Directors and consultants of the Company, for no consideration, where each such option is exercisable for one ordinary share of NIS 0.01 par value of the Company. The ordinary shares allotted upon exercise of the options will have the same rights as the Company’s ordinary shares of, immediately upon their issuance.

In addition, the Company’s Board of Directors has decided to issue 1,000,000 options to the Company’s CEO. The options were issued under the Capital Track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance [New Ordinance], 1961, in four equal tranches. The terms of vesting and expiration dates of the options issued to the CEO are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

First tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Second tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Third tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Fourth tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 12.5 (unlinked). The exercise price is subject to certain adjustments (including for the distribution of dividends, the issuance of rights etc.).

The average fair value of each option granted is estimated on the date of grant, using the Black-Scholes Model, at NIS 2.5 per option. The calculation is based on a standard deviation of 20.7%-21.5% (based on historical fluctuations of comparable companies in the Company’s sector of activities for corresponding periods over the expected life of the option until exercise), a risk-free interest rate of 0.7 to 1.4% and an estimated life of 4 to 6 years.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

In October 2017, the Company received approvals from the Income Tax Authority according to which the options allotted are within the scope of Section 102 of the Income Tax Ordinance. The grant is made through a trustee under the Capital Gains Track. Under this track, the Company is not entitled to claim as an expense for tax purposes of amounts that are credited to the employee as a benefit, including amounts that are recorded as a salary benefit in the Company’s accounts, in respect of the options received by the employee under the Plan, excluding the employment-income benefit component, if any, that was determined on the allotment/grant date.

In May 2018, the employee stock option plan was updated in a manner that included three revisions: (1) addition of the possibility of issuing Restricted Share Units (RSUs); (2) addition of 797,168 to the number of options and/or RSUs that may be issued under the plan; and (3) revision of the adjustment mechanism in a case of change of control.

Each RSU unit will entitle its holder to receive from the Company, by way of allotment and for no consideration, one ordinary share of NIS 0.01 par value of the Company. The RSUs will not convey to the holders thereof any right conveyed to shareholders, prior to their exercise for shares of the Company, including a right to vote, except for the right to receive an amount equivalent to a dividend in a case where the Company decides to distribute a dividend.

In June 2018, the Company’s Board of Directors approved a private issuance to eight managers and officers in the Group, in an aggregate quantity of 1,165,625 options exercisable for 1,165,625 ordinary shares of NIS 0.01 par value of the Company and 241,684 RSUs (hereinafter – “the Offered Securities”). The Offered Securities will be issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 18.41 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 3.84 per option. The calculation is based on a standard deviation of 20.93%–21.41%, a risk-free interest rate of 0.88% to 1.43% and an expected life of 4 to 6 years. The fair value of the RSU Units was estimated based on the price of a Company share on June 20, 2018, which was NIS 18.52.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

In October 2018, a Company officer concluded her position with the Company prior to the end of the vesting period under the options’ plan and, therefore, in accordance with the terms of the options’ plan, her rights with respect to all the options and RSUs (Restricted Share Units) issued to her (98,958 options and 20,518 RSUs) expired. The expired options and RSUs, as stated, were returned to the number of shares that are covered by the employee stock option plan and they may be reissued.

The cost of the benefit embedded in the options and the Offered Securities issued, as stated, (net of the share of the officer who completed her position in October 2018 as stated,) which is based on the fair value proximate to the date of their grant, amounted to about NIS 10,745 thousand. This amount will be recorded to the statement of income over the vesting period of each tranche. Accordingly, in 2018 the Company recorded an expense, in the amount of NIS 3,222 thousand in respect of the said options and the Offered Securities.

Note 18 –	Taxes on Income

A.	Details regarding the tax environment in which the Company operates

1.	Companies Tax rate

Set forth below are the tax rates applicable to the Company in 2016–2018:

2016 – 25%; 2017 – 24%; 2018 – 23%.

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance (Amendment 216), 2016, whereby, among other things, the Companies Tax rate will be reduced by 1.5% to a rate of 25% commencing from January 1, 2016. Furthermore, on December 22, 2016 the plenary Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) 2016, whereby, among other things, that the Companies Tax rate will be reduced from 25% to 23% in two stages. The first stage will be to a rate of 24% commencing from January 2017 and the second stage will be to a rate of 23% commencing from January 2018.

As a result of reducing the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the reversal date.

As a result of reduction of the tax rate to 23% in two stages, the deferred tax balances as at December 31, 2016 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the reversal date.

The effect of reduction in the tax rate, as described above, on the financial statements as at December 31, 2016 is reflected in a decrease in the deferred tax liabilities in the amount of NIS 27,086 thousand. The adjustment of deferred tax balances was recognized against deferred tax income in the amount of NIS 23,720, against comprehensive income of NIS 3,026 thousand and against equity in the amount of NIS 340 thousand.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 18 –	Taxes on Income (Cont.)

A.	Details regarding the tax environment in which the Company operates (Cont.)

2.	Benefits under the Law for Encouragement of Industry (Taxes) 1969

In June 2011, Rotem received approval from the Israel Tax Authority such that the electricity generation activities will be considered manufacturing activities and Rotem’s power plant will constitute an “Industrial Enterprise” as defined in the Law for Encouragement of Industry (Taxes), 1969, upon the fulfillment of all of the conditions provided by the Taxes Authority in Israel.

“Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes), 1969 are entitled to benefits of which the most significant ones are as follows:

a.	Increased depreciation rates.
b.	Deduction of issuance expenses upon listing of Rotem’s shares for trading on the stock exchange in three equal annual amounts commencing from the year in which the shares are listed for trading.
c.	An 8-year amortization period for patents and know-how serving in development of the enterprise.
d.	The possibility of filing consolidated tax returns by companies with a single production line.

The Company and the Group companies have received tax assessments which are considered as final up to and including the 2013 tax year (subject to exceptions provided in the law).

B.	Tax assessments

The Company and the Group’s subsidiaries have been issued tax assessments that are considered final up to and including the 2013 tax year (subject to the exceptions provided in the law).

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 18 –	Taxes on Income (Cont.)

C.	Composition of taxes on income

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Current taxes on income	2,031	1,694	—

Deferred taxes on income:
Deferred taxes	34,857	29,996	23,053
Change in deferred taxes due to the change in the tax rate	—	—	(23,720)
Deferred taxes in respect of prior years	(85)	158	921
	34,772	30,154	254
Total taxes on income	36,803	31,848	254

D.	Reconciliation of the theoretical tax on the pre-tax income and the taxes on income:

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Income before taxes on income	134,320	88,354	88,511
The Company’s statutory tax rate	23%	24%	25%
Tax calculated at the statutory tax rate	30,894	21,205	22,128

Additional tax (tax savings) for:
Non-deductible expenses	116	424	682
Impact of change in the tax rate	—	—	(23,720)
Losses for which deferred taxes were not recorded	5,878	10,005	244
Deferred taxes at a different tax rate	—	56	—
Taxes in respect of prior years	(85)	158	921
Total taxes on income	36,803	31,848	254

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 18 –	Taxes on Income (Cont.)

E.	Taxes on income in respect of components of other comprehensive income and equity:

In 2018 and 2017 – the Company recorded tax expenses in the statement of comprehensive income in the amounts of about NIS 373 thousand and about NIS 2,642 thousand, in respect of other comprehensive income items.

In 2017, the Company recognized tax income directly in equity in respect of capital notes issued to shareholders in the amount of about NIS 30 thousand.

F.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recorded in the books

The movement in deferred tax assets and liabilities is attributable to the following items:

			Losses
	Property,		carried
	plant	Transactions	forward
	and	with	for tax	Financial
	equipment	shareholders	purposes	instruments	Other	Total
Balance of deferred tax asset (liability) at January 1, 2017	(330,936)	(395)	173,836	(171)	(423)	(158,089)
Changes recorded in the statement of income	18,319	365	(50,930)	2,047	45	(30,154)
Changes recorded in other comprehensive income	—	—	—	(2,642)	—	(2,642)
Changes recorded in equity	—	30	—	—	—	30
Entry into the consolidation	—	—	—	—	(171)	(171)
Balance of deferred tax asset (liability) at December 31, 2017	(312,617)	—	122,906	(766)	(549)	(191,026)
Changes recorded in the statement of income	16,301	—	(52,852)	758	1,021	(34,772)
Changes recorded in other comprehensive income	—	—	—	(373)	—	(373)
Balance of deferred tax asset (liability) at December 31, 2018	(296,316)	—	70,054	(381)	472	(226,171)

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 18 –	Taxes on Income (Cont.)

F.	Deferred tax assets and liabilities (Cont.)

2.	The deferred tax assets and liabilities are presented in the statement of financial position as follows:

	At December 31
	2018	2017
	In Thousands of NIS

Presented as part of non-current assets	2,369	751
Presented as part of non-current liabilities	(228,540)	(191,777)
Deferred taxes, net	(226,171)	(191,026)

3.	Tax liabilities not recognized

On December 31, 2018 and 2017, a balance of deferred tax liabilities in the amount of about NIS 116,547 thousand and about NIS 121,776 thousand, respectively, in respect of temporary differences in the amount of about NIS 506,728 thousand and about NIS 529,460 thousand, respectively, relating to investments in subsidiaries were not recognized since the decision whether to sell these subsidiaries is at the hands of the Company, and its intention is not to sell them in the foreseeable future.

4.	Carryforward losses for which deferred taxes were not recognized

	At December 31
	2018	2017
	In Thousands of NIS

Losses for tax purposes	63,526	43,544

Pursuant to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

Note 19 –	Equity

A.	Composition

	At December 31, 2018		At December 31, 2017
		Issued and		Issued and
	Authorized	paid-up	Authorized	paid-up

Ordinary shares of NIS 0.01 par value	500,000,000	131,886,721	500,000,000	131,886,721

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 19 –	Equity (Cont.)

B.	Additional information

In August 2017, the Company issued to the public on the stock exchange 31,886,700 ordinary shares of NIS 0.01 par value each on the Stock Exchange, constituting about 24.2% of the Company’s issued share capital, at a price of NIS 12.5 per share. The issuance proceeds, in the amount of about NIS 398,584 thousand, net of issuance costs, in the amount of NIS 37,260 thousand, were recorded to equity.

C.	Dividend

In July 2017, the Board of Directors of the Company decided to adopt a dividend distribution policy, pursuant to which, every calendar year, a dividend will be distributed to the Company’s shareholders at the rate of at least 50% of the Company’s after-tax net income in the calendar year that preceded the date of the dividend distribution. Implementation of the dividend distribution policy and approval of the distributions from time to time by the Company’s Board of Directors will be subject to the provisions of any law, including the distribution criteria that are set out in Section 302 of the Companies Law, 1999 (the profit criterion and the solvency criterion), restrictions imposed by agreements to which the Company is party, present or future financial covenants undertaken by the Company, tax considerations, required investments in the Company’s projects (present or future), additional restrictions that may apply to the Company, if any, and decisions the Company is permitted to make, including a different designation of its profits and a modification of this policy.

In order to remove doubt, the Company’s Board of Directors may, at any time, for business considerations and in accordance with the provisions of any law, change the rate of the dividend, as stated above, or decide not to distribute it at all. It is further clarified that the timing of the distribution in each of the years, if carried out, will not necessarily be immediately after publication of the Company’s annual financial statements.

The Company’s Board of Directors reserves the rights to decide, at any time and at its sole discretion, to modify and/or amend and/or cancel the dividend distribution policy as set forth in its aforementioned resolution.

In 2017 and 2016, the Company distributed dividends in the amounts of about NIS 60 million and about NIS 168 million, respectively. Subsequent to the date of the report, in March 2019, the Company declared distribution of a dividend, in the amount of NIS 36 million.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 20 –	Details of Statement of Income Items

A.	Revenues

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Revenues from sale of electricity	1,248,584	1,260,091	1,187,750
Revenues from sale of steam	57,887	55,588	57,379
	1,306,471	1,315,679	1,245,129

Set forth below is information regarding the Group’s total sales to major customers and the percentage of the Company’s total revenues (in NIS thousands and percentages):

	For the Year Ended December 31
	2018		2017		2016
		Percentage		Percentage		Percentage
		of the		of the		of the
	Total	Company’s	Total	Company’s	Total	Company’s
Customer	revenues	revenues	revenues	revenues	revenues	revenues

Customer 1	266,759	20.42%	272,700	20.73%	229,999	18.47%

Customer 2	221,711	16.97%	181,643	13.80%	124,624	10.01%

Customer 3	197,033	15.08%	193,005	14.67%	151,163	12.14%

Customer 4	153,211	11.73%	*—	*—	*—	*—

Customer 5	141,632	10.84%	137,591	10.46%	139,776	11.23%

* Represents an amount less than 10% of the revenues.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 20 –	Details of Statement of Income Items (Cont.)

B.	Cost of sales (not including depreciation and amortization)

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Fuels	*423,978	*468,407	*482,551
Electricity and infrastructure services	451,806	437,059	426,461
Salaries and related expenses	21,928	20,425	20,377
Generation and operating expenses and outsourcing	22,383	23,160	23,502
Insurance	5,567	6,245	6,777
Other	3,739	3,672	3,502
	929,401	958,968	963,170

* Net of the participation of IEC in the diesel oil expenses.

C.	Administrative and general expenses

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Salaries and related expenses	19,655	17,207	11,901
Directors’ fees	1,805	893	—
Professional services	16,465	13,897	10,635
Depreciation	1,061	270	337
Travel and entertainment	981	799	959
Business development	3,593	581	129
Office maintenance	3,402	1,844	1,820
Charitable contributions	1,557	1,415	1,381
Other	2,667	2,670	1,780
	51,186	39,576	28,942

D.	Other income, net

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Income from sale of gas, net (see Note 23C.3)	7,173	1,240	7,400
Other	(938)	12	96
	6,235	1,252	7,496

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 20 –	Details of Statement of Income Items (Cont.)

E.	Financing income and expenses

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Financing income
Exchange rate differences	4,208	—	2,949
Net change in fair value of derivative financial instruments	1,405	—	2,898
Interest income on loans	—	6,301	16,690
Interest income on deposits in banks and other	1,689	627	213
	7,302	6,928	22,750
Financing expenses
Exchange rate differences	—	4,680	—
Interest expenses on debentures	14,289	9,368	—
Interest expenses on loans and capital notes	81,004	80,748	90,599
Interest income on provisions	—	—	(5,418)
Net change in fair value of derivative financial instruments	—	4,205	—
Early repayment fee	—	22,950	—
Commissions and other	2,600	2,800	3,348
	97,893	124,751	88,529

Net financing expenses recorded in the statement of income	90,591	117,823	65,779

Note 21 –	Earnings per Share

A.	Income attributable to the holders of the ordinary shares

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Income for the year attributable to the Company’s ordinary shareholders	73,034	35,473	69,865

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 21 –	Earnings per Share (Cont.)

B.	Weighted-average number of ordinary shares

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Weighted-average number of ordinary shares used in calculation of the basic earnings per share	132,004	112,449	99,920

Weighted-average number of ordinary shares used in calculation of the diluted earnings per share	133,568	112,882	99,920

Note 22 –	Financial Instruments and Risk Management

A.	General

The Group has exposure to the following risks stemming from use of financial instruments:

—	Credit risk

—	Liquidity risk

—	Market risk

B.	Credit risk

This risk includes any cash amounts owed to the Group by counterparties, less any amounts owed to those counterparties by the Group where a legal right of offset exists, and also includes the fair values of contracts with individual counterparties which are included in the financial statements.

Maximum exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	At December 31
	2018	2017
	In Thousands of NIS

Cash and cash equivalents	329,950	508,181
Restricted deposits and cash	368,693	265,316
Trade and other receivables*	142,909	162,066
	841,552	935,563

*	As at December 31, 2018 and 2017, the balance of the trade receivables is due to current debts of customers and there are no to trade receivables in arrears.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

C.	Liquidity risk

The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Set forth below are the contractual maturity dates of the financial liabilities, including expected interest payments:

	As at December 31, 2018
			12			More
			months			than
	Book	Contractual	or	1—2	2—5	5
	value	amount	less	years	years	years
	In Thousands of NIS
Non-derivative financial liabilities
Trade payables	177,268	177,268	177,268	—	—	—
Other payables and credit balances	11,385	11,385	11,385	—	—	—
Capital notes issued to a related company	1,166	1,935	—	—	—	1,935
Debentures	293,875	388,146	24,567	43,461	115,852	204,266
Loans from banks and financial institutions (including interest payable)	1,904,743	2,609,214	145,275	211,561	621,527	1,630,851
	2,388,437	3,187,948	358,495	255,022	737,379	1,837,052

	As at December 31, 2017
			12			More
			months			than
	Book	Contractual	or	1—2	2—5	5
	value	amount	less	years	years	years
	In Thousands of NIS
Non-derivative financial liabilities
Trade payables	202,705	202,705	202,705	—	—	—
Other payables and credit balances	9,378	9,378	9,378	—	—	—
Capital notes issued to a related company	1,803	1,803	—	1,803	—	—
Debentures	325,186	433,764	45,619	24,567	118,026	245,552
Loans from banks and financial institutions (including interest payable)	1,828,847	2,545,840	148,093	165,170	580,108	1,652,469
	2,367,919	3,193,490	405,795	191,540	698,134	1,898,021

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk

In the ordinary course of business, the Group buys and sells derivatives and undertakes financial obligations for purposes of managing market risks.

Currency risk

The Group is exposed to currency risk in respect of payments to suppliers denominated in currencies other than the Group’s functional currency. The currencies in which the main transactions are denominated are the euro and the dollar.

Balances in or linked to foreign currency are included in the financial statements at the representative exchange rate on the date of the report. Balances linked to the CPI are included on the basis of the index relating to each linked asset or liability.

Data with respect to representative exchange rates and the CPI is shown below:

		Exchange rate of the
		US dollar	euro
	CPI	to the	to the
	(in points)	shekel	shekel

December 31, 2018	107.7	3.748	4.292
December 31, 2017	106.4	3.467	4.153
December 31, 2016	106.1	3.845	4.044

Changes in the year ended:
December 31, 2018	1.2%	8.1%	3.3%
December 31, 2017	0.3%	(9.8)%	2.7%
December 31, 2016	(0.3)%	(1.5)%	(4.8)%

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

The Group’s exposure to index and foreign currency risk, except in respect of derivative financial instruments (see below) is as follows:

	NIS		Foreign currency
	Linked	Unlinked	Dollar	Euro	Yen	Pound	Total
	In Thousands of NIS

December 31, 2018

Assets
Cash and cash equivalents	—	321,486	3,312	5,152	—	—	329,950
Restricted deposits and cash	—	285,326	83,367	—	—	—	368,693
Trade and other receivables	—	134,459	6,809	—	—	—	141,268
Total financial assets	—	741,271	93,488	5,152	—	—	839,911

Liabilities
Trade payables	—	(89,105)	(50,816)	(29,088)	(8,259)	—	(177,268)
Other payables and credit balances	—	(7,914)	(1,856)	(427)	—	(1,188)	(11,385)
Debentures	—	(293,875)	—	—	—	—	(293,875)
Capital notes issued to a related party	—	(1,166)	—	—	—	—	(1,166)
Loans from banks and financial institutions	(1,688,740)	(216,003)	—	—	—	—	(1,904,743)
Total financial liabilities	(1,688,740)	(608,063)	(52,672)	(29,515)	(8,259)	(1,188)	(2,388,437)

Total financial instruments	(1,688,740)	133,208	40,816	(24,363)	(8,259)	(1,188)	(1,548,526)

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

The Group’s exposure to index and foreign currency risk, except in respect of derivative financial instruments (see below) is as follows: (Cont.)

	NIS		Foreign currency
	Linked	Unlinked	Dollar	Euro	Total
	In Thousands of NIS

December 31, 2017

Assets
Cash and cash equivalents	—	458,483	40,312	9,386	508,181
Restricted deposits and cash	—	188,434	76,882	—	265,316
Trade and other receivables	2,876	151,844	7,346	—	162,066
	2,876	798,761	124,540	9,386	935,563
Liabilities
Trade payables	—	(108,470)	(94,203)	(32)	(202,705)
Other payables and credit balances	—	(6,710)	(2,668)	—	(9,378)
Debentures	—	(325,186)	—	—	(325,186)
Capital notes issued to a related party	—	(1,803)	—	—	(1,803)
Loans from banks and financial institutions	(1,661,408)	(167,439)	—	—	(1,828,847)
	(1,661,408)	(609,608)	(96,871)	(32)	(2,367,919)
	(1,658,532)	189,153	27,669	9,354	(1,432,356)

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

The Group’s exposure to foreign currency risk in respect of non-hedging derivative financial instruments is as follows:

As at December 31, 2018
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS

Forward contact on exchange rates	Dollar	NIS	13,500	48,662	2019	1,313

As at December 31, 2017
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS

Forward contact on exchange rates	Dollar	NIS	9,846	34,387	2018	(253)

		Fair value at
	Linkage	December 31
	currency	2018	2017
		In Thousands of NIS

Contact for purchase of non-financial item	Dollar	1,080	5,099

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

The Group’s exposure to foreign currency risk, derivative financial instruments used for hedging is as follows:

As at December 31, 2018
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS

Forward contact on exchange rates	Euro	NIS	8,599	36,582	2019	328

As at December 31, 2017
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS

Forward contact on exchange rates	Euro	NIS	14,489	61,889	2018	(1,521)

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Sensitivity analysis

A strengthening (weakening) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, are held constant. The analysis is performed on the same basis for 2017.

	As at December 31, 2018
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative instruments $/NIS	(3,143)	(1,571)	1,571	3,143

Non-derivative instruments €/NIS	1,876	938	(938)	(1,876)

Non-derivative instruments Yen/NIS	636	318	(318)	(636)

Non-derivative instruments Pound/NIS	91	46	(46)	(91)

Derivative instruments $/NIS	(3,973)	(1,987)	1,987	3,973

Derivative instruments €/NIS	(2,841)	(1,420)	1,420	2,841

	As at December 31, 2017
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative instruments $/NIS	(2,103)	(1,051)	1,051	2,103

Non-derivative instruments €/NIS	(711)	(355)	355	711

Derivative instruments $/NIS	(2,982)	(1,491)	1,491	2,982

Derivative instruments €/NIS	(3,818)	(1,909)	1,909	3,818

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

A change of 5%–10% in the CPI would increase (decrease) the comprehensive income or loss by the amounts shown below. The analysis below is based on changes in the CPI that in the Group’s opinion are reasonably possible as at the end of the period of the report. This analysis was made under the assumption that all the other variables, particularly the interest rates, are held constant and without taking any account of anticipated sales and purchases. The analysis with respect to 2017 was made on the same basis.

	As at December 31, 2018
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Long-term loans (CPI)	39,731	38,310	(48,489)	(96,978)

	As at December 31, 2017
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Long-term loans (CPI)	29,759	29,759	(50,448)	(100,896)

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Interest rate risk

Set forth below is detail regarding the type of interest on the Group’s interest-bearing financial instruments as at the end of the period of the report, based on the reports submitted to the Group’s management:

	At December 31
	2018	2017
	In Thousands of NIS

Instruments bearing fixed interest – CPI-linked
Financial assets	—	—
Financial liabilities	1,687,702	1,661,027
	(1,687,702)	(1,661,027)

Instruments bearing fixed interest – not CPI-linked
Financial assets	206,243	441,142
Financial liabilities	509,878	482,643
	(303,635)	(41,501)

Fair-value sensitivity analysis regarding instruments bearing fixed interest

The Group’s financial instruments bearing variable interest are not measured at fair value through the statement of income. Accordingly, a change in the interest rate at the end of the period of the report is not expected to impact the statement of income.

Note 22 – Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Interest rate risk (Cont.)

Set forth below is detail regarding the type of interest on the Group’s interest-bearing financial instruments as at the end of the period of the report, based on the reports submitted to the Group’s management: (Cont.)

	At December 31
	2018	2017
	In Thousands of NIS

Instruments bearing variable interest
Financial assets	383,764	183,622
Financial liabilities	—	—
	383,764	183,622

Fair-value sensitivity analysis regarding instruments bearing variable interest

The following analysis is based on the assumption that the other variables, particularly the currency exchange rate, remain unchanged.

	As at December 31, 2018
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative financial instruments	(297)	(297)	1,649	3,297

	As at December 31, 2017
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative financial instruments	(47)	(47)	402	804

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 22 –	Financial Instruments and Risk Management (Cont.)

E.	Fair value of financial instruments

The Group’s financial instruments include non-derivative assets, such as: cash and cash equivalents, deposits and restricted cash, other receivables and debit balances and capital notes, and non-derivative liabilities, such as: short-term credit, payables and credit balances, long-term loans and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates their carrying amount. The fair value of the long-term deposits and receivables and the long-term liabilities also approximates their carrying amount, as these financial instruments bear interest at a rate which approximates the acceptable market interest.

Derivative financial instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments.

The following table details the carrying amount and the fair value of financial-instrument groups presented in the financial statements not in accordance with their fair value.

	At December 31, 2018
	Book	Fair
	value*	value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,904,743	2,082,275
Debentures	293,875	303,582
	2,198,618	2,385,857

	At December 31, 2017
	Book	Fair
	value*	value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,828,847	2,221,979
Debentures	325,186	365,728
	2,154,033	2,587,707

* Includes current maturities and interest payable.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 23 –	Related and Interested Parties

A.	Compensation and benefits to key management personnel (including directors)

In addition to his salary, the Group also provides non-cash benefits to a key executive employed in the Group (hereinafter – “the CEO”) (such as a car, medical insurance, etc.), and contributes to a post-employment defined contribution plan on his behalf. The CEO also participates in the Company’s share option plan. For further information, see Note 17.B.

Compensation and benefits to the CEO who is employed by the Group:

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Employee benefits	3,509	3,154	2,466
Post-employment benefits	238	222	144
Share-based payments	1,017	548	—
	4,764	3,924	2,610

	For the Year Ended December 31,
	2018		2017		2016
	Number		Number		Number
	of	NIS	of	NIS	of	NIS
	persons	‘000	persons	‘000	persons	‘000

Total benefits in respect of directors that are not employees	7	1,805	8	893	—	—

B.	Balances with related and interested parties

	At December 31,
	2018	2017
	In Thousands of NIS

Trade receivables	26,275	44,633
Other receivables	530	4
Trade payables	—	(413)
Other payables	(2,323)	(2,927)
Capital notes issued to related party (1)	(1,166)	(1,803)

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 23 –	Related and Interested Parties (Cont.)

C.	Transactions with related and interested parties

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Sales (2)	289,455	372,230	499,948
Cost of sales	(50)	(413)	—
Administrative and general expenses	(1,805)	(893)	(561)
Other income (3)	24,767	113,516	115,663
Interest income on loan to the Asia Development (4)	—	6,167	16,690
Financing expenses in respect of capital notes issued to shareholders (5)	—	(1,526)	(6,231)
Other financing income (expenses), net	25	(1,240)	(1,505)

(1)	For additional details regarding a long-term balance to a related party – see Note 16A.

(2)	Rotem has entered into agreements with related parties for sale of electricity, mostly for periods of 10 years, pursuant to the terms that are set forth in the various agreements (see also Note 25A).

(3)	In 2017 and 2016, from time to time, Rotem entered into agreements with a related party for sale of natural gas, particularly during the performance of maintenance work in Rotem. Under such agreements, Rotem sells natural gas to the related party on an ad hoc basis, in variable quantities and at prices that are generally determined from time to time within ranges that are customary for the type of the transactions.

Hadera is obligated to consume gas at the minimum quantities defined by the parties to the gas supply agreements it has entered into (for further details regarding Hadera’s gas supply agreements – see Note 25G). In order to meet this minimum consumption level, up to the date of commercial operation, in 2018 Hadera sold part of the gas to, among others, a related party, while in prior years the sales were to a related party only.

(4)	On June 26, 2014, the Company provided Asia Development a loan, in the amount of NIS 350 million (hereinafter – “the Loan”). The Loan is subject to the same terms provided in the ICPI credit framework (back-to-back) (as defined in Note 14.C.3), including the interest rate. During 2016, Asia Development repaid the amount of NIS 199,602 thousand, including accrued interest, by means of reduction of the capital notes issued to Asia Development. In 2017, the balance of the Loan was offset against capital notes that were assigned to the Company, as detailed in Note 16B.

(5)	For additional details regarding capital notes issued to Asia Development – see Note 16B.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 23 –	Related and Interested Parties (Cont.)

D.	Guarantees from related parties

Asia Development and Veridis have each provided, in proportion to their holdings in Rotem (including indirect holdings), bank guarantees in favor of Israel Electric Company (IEC) (hereinafter – “the Guarantees to IEC”), as required under the agreement for purchase of electricity, which is described in Note 27C., below. In December 2017, the Company assumed (undertook) the Guarantees to IEC that had been provided by Asia Development. Against the Guarantees to IEC, the Company provided pledged deposits in the amount of about NIS 38 million. As at December 31, 2018 and 2017, the Guarantees to IEC amounted to NIS 93 million (linked to the CPI) and NIS 87 million (linked to the CPI), respectively. Subsequent to the date of the report, in February 2019, the Guarantees to IEC were updated to NIS 90 million (linked to the CPI). Regarding the operating guarantees – see also Note 24A.3.

Note 24 –	Subsidiaries

A.	Subsidiaries including consolidated structured companies

Set forth below are details regarding the Group’s subsidiaries:

	Main location	The Group’s ownership
	of the	interest in the subsidiary
	company’s	as at December 31
	activities	2018	2017

O.P.C. Rotem Ltd.	Israel	80%	80%
O.P.C. Hadera Ltd.	Israel	100%	100%
Zomet Energy Ltd.	Israel	95%	—
AGS Rotem Ltd.	Israel	80%	80%
O.P.C. Solar (General Partner) Ltd.	Israel	100%	100%
O.P.C. Operations Ltd.	Israel	100%	100%
I.P.P. Rotem Operation and Maintenance Ltd.*	Israel	35%	35%
Greenday Renewable Energy Ltd.	Israel	85%	85%

* Inactive company that is scheduled to voluntarily liquidate in 2019.

1.	In August 2015, Asia Development purchased from Hadera Paper Mills Ltd. (“Hadera Paper”) all of its holdings (100%) in Hadera and Hadera Paper Energy Center, for total consideration of NIS 60 million.

In May 2017, Asia Development executed a structural change whereby Asia Development transferred to the Company: (1) all its holdings (100%) in Hadera; and (2) all its holdings (100%) in OPC Operations Company Ltd. (which presently operates the Energy Center and upon completion of construction of the Hadera Power Plant it will serve as the plant’s operating company) (hereinafter – “Hadera Operations Company”) – this being in exchange for issuance of 20 ordinary shares of NIS 0.01 par value each of the Company to Asia Development. Concurrent with the said transfer, Asia Development assigned to the Company capital notes that were issued by Hadera to Asia Development, in the amount of NIS 191,844 thousand. Against assignment of the capital notes, a debt of the Company to Asia Development was recorded in the same amount, which was offset against a loan provided by the Company to Asia Development.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

1.	(Cont.)

The transfer of Hadera and Hadera Operations Company to the Company was accounted for as a business combination under the same control in accordance with the “as pooling” method, as if the acquisitions were made on the date on which the control was initially achieved by Asia Development.

Hadera has a conditional license for construction of a power plant near Hadera Paper with an installed capacity of up to 148.5 megawatts. The Hadera Power Plant is expected to provide the full electricity and steam needs of Hadera Paper and supply electricity to additional private customers and to IEC. The construction of the Hadera Power Plant commenced in June 2016 and the Company estimates that commercial operation will commence in the third quarter of 2019, taking into account the delays that occurred during the construction (for additional details – see Note 25D). The cost of construction of the power plant is estimated at NIS 1 billion. As at the date of the report, the investments in the Hadera Power Plant amounted to about NIS 822 million (the cost of the investments after depreciation amounted to about NIS 803 million).

As at the date of the report, Hadera’s conditional license is valid up to September 2019, where its expiration prior to commercial operation and receipt of the permanent license constitutes grounds for calling for immediate repayment under the Financing Agreement of Hadera.

2.	In July 2016, Hadera entered into an agreement for operation and maintenance of the power plant (hereinafter – “the Hadera Operating Agreement”) with the Hadera Operations Company. As part of the agreement, the operations company will operate and maintain the Energy Center and upon completion of construction of the Hadera Power Plant it will serve as the plant’s operations company, except for the services included in Hadera’s maintenance agreement (see Note 25E) in return for an amount to be approved each year within the framework of the annual budget and amendments proposed by any party to the agreement. On the one hand, the operation and maintenance agreement includes certain obligations as to the performance of the power plant and compensation to Hadera in the event of non-compliance with the performance obligations, and on the other hand, Hadera is committed to pay bonus amounts in the event of an improvement in the performance of the plant as a result of the management of the power plant, up to a cumulative ceiling, as specified in the agreement. The agreement is valid for a period of 20 years from the date of commercial operation of the power plant.

In May 2017, Asia Development executed a structural change whereby Asia Development transferred to the Company all its holdings (100%) in Hadera Operations Company, as described in Note 24.A.1 above.

3.	The Company holds 35% of I.P.P Rotem Operations and Maintenance Ltd. (hereinafter – “Rotem Operations Company”), which was established in order to operate and maintain the Rotem Power Plant. The remaining holdings in the operations company are held by Veridis. As a practical matter, Rotem’s employees maintain the power plant. Veridis and the Company provided a bank guarantee in the amount of $1 million, proportionately, in favor of Harmetik, to secure any amount not paid by Rotem Operations Company as required by the Rotem Power Plant operations agreement that was signed between Rotem and Rotem Operations Company.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	(Cont.)

Subsequent to the date of the report, in January 2019, an amendment was signed to credit framework agreement whereby the operation and maintenance of the Rotem Power Plant will be performed by Rotem itself in place of Rotem Operations Company as provided in the agreement. In addition, as part of the amendment to the agreement, Rotem committed to deposit an additional amount of NIS 4 million in the Owners’ Guarantee Fund (as defined in 14.C.1.). Pursuant to the amendment, in February 2019 the guarantee provided by Veridis and the Company, in the amount of NIS 1 million was released. Rotem Operations Company is expected to voluntarily liquidate during 2019.

4.	In July 2017, Asia Development executed a structural change whereby Asia Development transferred to the Company all its holdings (80%) in AGS Rotem Ltd. (hereinafter – “AGS”) – this being in exchange for issuance of 1 ordinary share of NIS 0.01 par value each of the Company to Asia Development. As part of transfer of the holdings of Asia Development in AGS were transferred to the Company, the capital notes that were issued by AGS to Asia Development, the balance of which as at the transfer date of AGS, as stated, was NIS 8,385 thousand, were transferred to the Company – this being against a debt of the Company to Asia Development in the same amount, which was repaid during 2017.

The transfer of AGS to the Company was accounted for as a business combination under the same control in accordance with the “as pooling” method, as if the acquisitions were made on the date on which the control was initially achieved by Asia Development.

5.
In July 2017, Asia Development sold to OPC Solar Limited Partnership all its holdings (85.3%) in Greenday Renewable Energy Ltd. (hereinafter – “Greenday”), which was purchased by Asia Development on January 12, 2017, for a consideration of NIS 288 thousand and assignment to the Company of Greenday’s debt to Asia Development, the balance of which as of June 30, 2017, was NIS 2,618 thousand, such that Greenday will be indebted to the Company and the Company will be indebted to Asia Development. During 2017, the Company repaid the balance of the said debt to Asia Development.

The transfer of Greenday to the Company was accounted for as a business combination under the same control in accordance with the “as pooling” method, as if the acquisitions were made on the date on which the control was initially achieved by Asia Development.

6.	In April 2017, the Company signed a set of agreements for acquisition of 95% of the issued and paid-up share capital of Zomet Energy Ltd. (hereinafter – “Zomet”). Zomet is a private company that is advancing a project for construction of a power plant powered by natural gas using open-cycle conventional technology (“Peaker Plant”) with an capacity of 396 MW located near the Plugot Intersection in the area of Kiryat Gat, under Regulation 914 (hereinafter – “the Zomet Project”).

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

6.	(Cont.)

The set of agreements includes three agreements, as follows: (a) an agreement for acquisition of 47.5% of Zomet’s issued capital from Party A; (b) an option agreement for acquisition of 47.5% of Zomet’s issued and paid-up capital from Party B; and (c) an agreement with Party C regarding waiver of its rights in the shares of Party A and Party B in Zomet (hereinafter – “the Zomet Agreements”). The balance of the shares of Zomet (5%) is held in trust for private shareholders (hereinafter – “the Minority Shareholders”) and the Company undertook to fulfill prior commitments made to the Minority Shareholders, including to bear their share of the investments required for construction of the Zomet Project.

Completion of the transaction was subject to the fulfillment of the following preconditions: (1) approval of the Electricity Authority for transfer of control of Zomet to the Company; (2) receipt of a new conditional license for Zomet to generate electricity from a power plant with an open cycle in the scope of 400 MW, or renewal of the conditional license that was issued to Zomet on December 29, 2010 for a capacity of 360 MW (which was amended on November 27, 2014, “the New License for Zomet”); and (3) receipt of a merger approval from the Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”).

Approval for the merger was received from the Supervisor in April 2017. It is noted that commencing from date the Supervisor’s approval was received, the Company committed to finance Zomet’s current operating activities pursuant to an agreed budget. In February 2018, the Electricity Authority announced expiration of the conditional license issued to Zomet on December 29, 2010. Therefore, the consent of the Electricity Authority is no longer required to transfer the control of Zomet in order to close the transaction.

In February 2018, in accordance with the decision of the Company’s Board of Directors, the Company waived the precondition regarding receipt of a new conditional license for Tzomet, as detailed above, and on March 7, 2018 the transaction was completed.

The consideration in respect of the transaction is about $23 million, subject to adjustments relating to the scope of the project, and is to be paid subject to fulfillment of the payment milestones set forth in the Zomet Agreements. It is noted that the parties have agreed between them to update the milestones agreed upon in the original agreements, such that the total amount of the consideration is not changed relative to the consideration according to the original milestones. Following is a breakdown of payment of the consideration in accordance with the aforementioned agreement: (1) on the completion date of the transaction the Company paid the amount of $3.65 million ($3,550 thousand in respect of repayment of the shareholders’ loan in Zomet and $100 thousand for acquisition of the shares of Zomet); (2) the amount of $3.65 million was paid shortly after the date of rejection of the administrative petition as detailed above; and (3) the balance of the consideration, in the amount of $15.8 million (subject to the adjustments provided in the Zomet Agreement), is to be paid on the date of the financial closing of the Zomet Project.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

6.	(Cont.)

Regarding a new license for Zomet, pursuant to the Business Concentration Law, when granting a generation license that exceeds 175 MW, the Electricity Authority is required to take into account economy-wide business concentration considerations, in consultation with the Business Concentration Committee. Therefore, the Electricity Authority contacted the Business Concentration Committee, for purposes of granting Zomet an electricity generation license. On August 7, 2017, the Electricity Authority received a letter from the Supervisor, in her capacity as the Chairperson of the Business Concentration Committee, stating that the Business Concentration Committee recommended, for reasons of economy-wide business concentration, not to grant the Company a new license for Zomet.

Subsequent to the date of the report, in January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement, however this being only after compliance with the conditions provided in the Business Concentration Outline. It is noted that the Business Concentration Committee was provided a commitment of Mr. Idan Ofer in connection with the Business Concentration Outline. It is further noted that the conditions provided in the Business Concentration Outline are not under the Company’s control and there is no certainty they will be completed.

In November 2017, the petition of the Kiryat Gat Municipality (hereinafter – “the Municipality”) filed in the High Court of Justice against the validity of National Infrastructure Plan (NIP) 55 applicable to the project was rejected. Nonetheless, in November 2017 the Municipality filed a new administrative petition to the Court for Administrative Matters in Beer Sheva against the propriety of the proceedings executed in connection with provision of the leniency for NIP 55, for purposes of changing the format of the power plant from an integrated-cycle power plant to an open-cycle power (hereinafter – “the Administrative Petition”). In March 2018, the Administrative Petition was rejected by the District Court in Beer Sheva.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 24 –	Subsidiaries (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

6.	(Cont.)

In May 2018, the Kiryat Gat Municipality filed an appeal in the Supreme Court of the Decision of the District Court in Beer Sheva regarding rejection of the Administrative Petition filed regarding the matter of the leniency with respect to NIP 55. Subsequent to the date of the report, in February 2019, the Supreme Court rejected the above-mentioned appeal.

Subsequent to the date of the report, on January 3, 2019, the Company signed an agreement with the private shareholders in Zomet, for which a trustee holds 5% of Zomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers will sell their shares in Zomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones.

The aggregate consideration to be paid by the Company for the Shares Being Sold is NIS 27 million, and it is to be paid in installments against a proportionate transfer of the Shares Being Sold to the Company on every payment date and subject to fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the first payment is to be made, in the amount of NIS 1.5 million. The balance of the consideration is to be paid in two installments (against transfer of the balance of the Shares Being Sold, as stated), subject to fulfillment of the milestones in the Zomet project, where most of the consideration, in the amount of NIS 21 million, is to be paid upon completion of the financial closing (if and when completed).

The Zomet project is subject to preconditions that have not yet been fulfilled, including receipt of a generation license from the Electricity Authority and assurance of the ability to output electricity from the project site and maintenance (reservation) of a position in the network (electricity grid) at the time required for execution of the project. In addition, completion of the Zomet project is subject to completion of a financial closing by the date required, among other things, by force of Regulation 914, which as at the date of this Report is January 1, 2020, where non-receipt of a license by the above-mentioned date could lead to cancellation of the Zomet project. The Company is continuing to take action in order to fulfill the conditions along with execution of other activities – this being for purposes of advancing the Zomet project toward a financial closing, however there is no certainty that the Zomet project will ultimately be completed, and that stated is contingent on, among other things, factors not under the Company’s control.

B.	Significant restrictions on the transfer of resources between the Group’s entities

Regarding restrictions on dividend distributions and liens on the assets of Rotem and Hadera – see Note 14C.1 and Note 14C.2.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 24 –	Subsidiaries (Cont.)

C.	Non-controlling interests in subsidiaries

The following tables summarize information regarding Rotem, in which there are holders of non-controlling interests at the rate of 20% in 2018, 2017 and 2016 that are material to the Group (before elimination of intercompany transactions):

Statement of financial position data:

	At December 31
	2018	2017
	In Thousands of NIS

Current assets	317,515	279,153
Non-current assets	1,741,838	1,834,688
Current liabilities	(241,222)	(258,386)
Non-current liabilities	(1,420,192)	(1,436,070)
Non-controlling interests	(79,588)	(83,877)
Total assets, net	318,351	335,508

Statement of income statement data:

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Sales	1,223,881	1,237,576	1,162,194
Income for the year	123,555	104,661	92,764
Total comprehensive income	123,555	104,661	92,764
Income attributable to the holders of the non-controlling interests	24,711	20,932	18,553

Statement of cash flows statement data:

	For the Year Ended December 31
	2018	2017	2016
	In Thousands of NIS

Cash flows provided by operating activities	316,322	427,422	91,802
Cash flows used in investing activities	(56,263)	(174,438)	(49,336)
Cash flows used in financing activities without dividends to the holders of non-controlling interests	(265,183)	(175,971)	(375,964)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	828	(6,807)	2,043
Total increase (decrease) in cash and cash equivalents	(4,296)	70,206	(331,455)

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 24 –	Subsidiaries (Cont.)

D.	Dividend distributions

In 2018, Rotem distributed dividends to the Company in the total amount of NIS 116,000 thousand and to Veridis in the total amount of NIS 29,000 thousand.

In 2017, Rotem distributed dividends to the Company in the total amount of NIS 28,800 thousand and to Veridis in the total amount of NIS 7,200 thousand.

In 2016, Rotem distributed dividends to the Company in the total amount of NIS 141,898 thousand and to Veridis in the total amount of NIS 35,474 thousand.

Subsequent to the date of the report, in March 2019, Rotem distributed dividends to the Company in the total amount of NIS 70,400 thousand and to Veridis in the total amount of NIS 17,600 thousand.

Note 25 –	Contingent Liabilities and Commitments

A.	Agreements for acquisition of electricity with private customers

1.	Rotem has entered into long-term agreements with its customers for sale of electricity. Most sales are conducted under long-term agreements for periods of 10 years from commencement of the supply. Additionally, from time to time, Rotem enters into short-term agreements for sale of electricity (hereafter – “the PPA Agreements”). The consideration that is stipulated in the agreements is based on the TAOZ tariff with a certain discount given with respect to the generation component. The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, Rotem is committed to a minimum availability of the power supply plant (non-compliance with the said minimum availability is subject to financial penalties).

It is noted that Rotem has no obligation to provide a discount with respect to the generation component in certain cases, such as the non-supply of natural gas. The terms of the agreements also entitle Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the power purchase agreement (PPA) with Israel Electric Company (IEC). Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to advance notice of 12 months, and to be eligible for fixed availability payments. As a rule, the PPA agreements with customers are not secured by collaterals.

2.	As at December 31, 2018, Hadera completed signing of agreements for sale of most of the generation capacity of the power plant to customers. The agreements are for a period of 10 years, while in most of the agreements the end user has an early termination right, in accordance with the terms set forth in the agreement with a right of refusal of Hadera. The consideration was determined on the basis of the TAOZ rate, less a discount with respect to the generation component.

If the consideration is less than the minimum tariff set for the generation component, the Company will have the right to terminate the agreements. In addition, the agreements include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

A.	Agreements for acquisition of electricity with private customers (Cont.)

3.	In June and August 2015, Hadera signed two agreements with Hadera Paper: (a) a long-term supply agreement whereby Hadera will exclusively supply electricity and steam to Hadera Paper Works for a period of 18 years from the commercial operation date of the Hadera Power Plant. In December 2018, an amendment to above-mentioned agreement was signed providing that the period will be 18 years from the commercial operation date of the Hadera Power Plant (subsequent to the date of the report, in January 2019, an amendment was signed to this agreement providing that the period will be 25 years from the date of commercial operation of the Hadera Power Plant; and (b) a short-term supply agreement whereby from the commencement date of sale of the electricity and steam and up to the commercial operation date of the Hadera Power Plant, together with entry into effect of the long-term supply agreement, Hadera will supply all the electricity generated at the Energy Center, which is located in the yard of Hadera Paper Works, and all the steam produced at the Energy Center, to Hadera Paper.

The above agreements include a commitment by Hadera Paper to a “Take-or-Pay” mechanism (hereinafter – “TOP”) for a certain annual quantity of steam, on the basis of a mechanism set forth in the agreements and, on the other hand, the agreements include an obligation of Hadera, among other things, to a certain availability level with respect to the supply of electricity and steam and exposure to fines in the event of non-compliance with the commercial operation date of the power plant as specified in the agreements.

B.	Setting of tariffs by the Electricity Authority

In September 2015, the Electricity Authority published a resolution, effective from September 13, 2015, which reduces the generation component tariff to NIS 265.2 per MWh.

In December 2016, the Electricity Authority published a resolution regarding update of the tariffs for 2017 (hereinafter – “the 2017 Tariff Update”), which reduces the generation component tariff by close to 0.5%, from NIS 265.2 per MWh to NIS 264 per MWh. According to the resolution, this tariff was in effect in the period between January 1, 2017 and January 15, 2018. However, effectively, the Company’s net revenues increased by 2%, despite the 0.5% reduction in the generation component tariff), due to the fact that the total TAOZ tariff components (transmission, distribution, systemization and manufacturing) in the previous tariff were lower than the TAOZ tariff itself.

The said tariff reductions had an impact of the decrease on the Company’s revenues and profits. In addition, since Rotem and Hadera pay the floor price provided in the gas agreements dated November 2015 and April 2016, respectively, the price declines, as stated, did not give rise to a decrease in the cost of the gas but, rather, a decrease in the marginal income.

In January 2018, the Electricity Authority published a resolution which took effect on January 15, 2018, regarding update of the tariffs for 2018 (hereinafter – “the 2018 Tariff Update”), whereby the rate of the generation component was raised by 6.7% from NIS 264 per MWh to NIS 281.6 per MWh.

In December 2018, the Electricity Authority published a decision that entered into effect, subsequent to the date of the report, on January 1, 2019, regarding update of the tariffs for 2019 (hereinafter – “the 2019 Tariff Update”), whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

C.	Electricity purchase agreements

Agreement for purchase of electricity in Rotem

Following its win in a tender for construction of a power plant on November 2, 2009 Rotem signed a power purchase agreement (hereinafter – “the PPA”) with IEC, whereby Rotem undertook to construct the plant pursuant to the terms of the PPA, and IEC undertook to purchase capacity and energy from Rotem pursuant to the terms of the PPA, over a period of twenty (20) years from the date of commercial operation of the plant.

The PPA includes sections governing the obligations of each of the parties in the construction and operation period, as well as a compensation mechanism in the case of non-compliance by one of the parties with its obligations under the PPA.

In March 2013, Rotem received a letter from IEC, claiming a breach of the PPA by Rotem, due to a delay in the commercial operation date. Rotem responded that it rejects the aforementioned claim. No legal claim was filed by IEC. Based on the opinion of its legal advisors, Rotem believes that it is more likely than not that any prospective IEC claim in this respect will not be successful, and therefore, no provision was included in the financial statements.

In 2014 (commencing in August), letters were exchanged between Rotem and IEC regarding the tariff to be paid by Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of breach of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers. In Rotem’s estimation, based on the opinion of its legal advisors, it is more likely than not that Rotem will not pay any additional amounts in respect of the period ended December 31, 2018. Therefore, no provision was included in the financial statements.

During the period of the report, Rotem recorded reimbursements from IEC in respect of diesel oil costs and an insurance premium overpaid by it in prior years, in the amounts of about NIS 8 million and about NIS 3 million, respectively.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

C.	Electricity purchase agreements (Cont.)

Agreement for purchase of electricity in Hadera

In September 2016, Hadera signed an agreement with IEC to purchase energy and provide infrastructure services. As part of the agreement, Hadera undertook to sell energy and related services to IEC, and IEC undertook to sell Hadera infrastructure services and electricity system management services, including backup services, in accordance with the terms of the agreement, the provisions of law and the covenants.

These undertakings and the payment obligations in respect thereof are spelled out in the framework of the terms of the agreement. The agreement will remain in effect until the end of the period in which Hadera is permitted to sell electricity to private consumers according to the provisions of the supply license, with respect to the infrastructure and system management services, and until the end of the period in which Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license (i.e., up to the end of 20 years from the date of commercial operation), with respect to the purchase of energy and related services. The agreement also includes provisions regulating the connection of the Hadera Power Plant to the electricity grid, as well as provisions regulating the planning, construction, operation and maintenance of the Hadera Power Plant. Among other things, it was determined that the System Administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the System Administrator, which was delivered to Hadera in advance and in writing. Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the covenants, and to pay for non-compliance therewith in accordance with the covenants.

D.	Construction agreements

Construction agreement in Hadera

In January 2016, an agreement was signed between Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter – “IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about NIS 636 million (as amended several times as part of change orders, including an amendment made in the period of the report and described in this Section below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”). The Hadera Construction Agreement contains a mechanism for compensation of Hadera in the event that IDOM fails to meet its contractual obligations, up to the amounts that are set forth in the agreement. IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and the Company has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of Hadera’s liabilities.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

D.	Construction agreements (Cont.)

Construction agreement in Hadera (Cont.)

In October 2018, an addendum to the construction agreement was signed (in this Section – “the Addendum to the Agreement”) whereby the additional amount Hadara was to pay, in the amount of about €10 million, in two payments of NIS 21.5 million each, was updated such that the second payment was conditioned on construction of the Hadera Power Plant up to February 16, 2019 (a condition that was not fulfilled). Pursuant to the Addendum to the Agreement, a delay in completion of the work reduces the above‑mentioned payment in accordance with the conditions spelled out in the construction agreement. In addition, as part of the Addendum to the Agreement, the parties agreed, among other things, to waive past claims up to signing date of the Addendum to the Agreement. In the Company’s estimation, the commercial operation date of the Hadera Power Plant is expected to be during the third quarter of 2019 – this taking into account the delays that occurred during the construction and the actions required to complete the construction and operate the power plant, including the timetables for replacement of a faulty component discovered during performance of the operation tests, and as stated pursuant to the construction agreement Hadera is entitled to a certain compensation from IDOM in respect of delay in completion of the construction.

Construction agreement in Zomet

In September 2018, Zomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Zomet Construction Contractor”), for construction of the Zomet project. The Agreement is a “lump-sum turnkey” agreement wherein the Zomet Construction Contractor committed to construct the Zomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Zomet Construction Contractor committed to provide certain maintenance services in connection with the power power’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, the Zomet Construction Contractor undertook to complete the construction work of the Zomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from the Company (hereinafter – “the Work Commencement Order”), subject to certain circumstances spelled out in the Agreement. The Agreement includes a preliminary “development work” period, which commenced on September 6, 2018 (hereinafter – “the Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of building permits. It is noted that the Company is not required to submit a work commencement order and is permitted to conclude the Agreement in each of its stages, subject to certain circumstances stipulated in the Agreement.

In the Company’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided therein.

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non-compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non-compliance with the timetables set, and the like. The Agreement also provides that the Zomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

E.	Maintenance agreements

Maintenance agreement in Rotem

On June 27, 2010, Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing from the date of its commercial operation, for an operation period of 100,000 work hours or up to the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of about €55 million, payable over the period based on the formula provided in the agreement (hereinafter – “the Maintenance Agreement”). According to the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). In addition, Mitsubishi will supply new or renovated spare parts, as necessary. It is noted that the Agreement covers scheduled maintenance and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. Nevertheless, the Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Maintenance Agreement, Rotem undertook to perform the maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. In addition, Rotem is required to provide to Mitsubishi, during the servicing, services and materials that are not covered under the Maintenance Agreement, and will make personnel available as set forth in the agreement. The Maintenance Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test.

The Maintenance Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem Power Plant. Mitsubishi has undertaken to compensate Rotem in the event of non-compliance with the aforesaid undertakings and Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem Power Plant as a result of the maintenance work; all this – up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

In 2017, Rotem and MHI (Mitsubishi), in joint cooperation, advanced the scheduled maintenance date from November 2017 to April 2017. As a result of advancing the maintenance date, Rotem accelerated depreciation of the maintenance component at the Rotem Power Plant. The impact of the accelerated depreciation on the results of operations in the period of the report amounted to about NIS 8.6 million.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

E.	Maintenance agreements (Cont.)

Maintenance agreement in Rotem (Cont.)

In 2018, an additional maintenance treatment was performed – the first maintenance treatment of the “major overhaul” type, which is performed once every about 6 years (hereinafter – “the Maintenance Work”). This Maintenance Work included extensive maintenance work in the Power Plant’s systems, particularly in the gas, steam and generator turbines. During performance of the Maintenance Work, Power Plant’s activities were suspended along with the related energy generation. The Maintenance Work was carried on as planned from September 25, 2018 and up to November 10, 2018. Supply of the electricity to the Power Plant’s private customers continued as usual – this being based on criteria published by the Electricity Authority and Rotem’s PPA agreement with IEC.

As at December 31, 2018, Mitsubishi completed four planned maintenance treatments of the gas turbine.

Maintenance agreement in Hadera

On June 27, 2016, Hadera entered into a long-term service agreement (hereinafter – “the Service Agreement”) with General Electric International Inc. (hereinafter – “GEII”) and GE Global Parts & Products GmbH (hereinafter – “GEGPP”), pursuant to which these two companies will perform maintenance treatments for the two gas turbines of GEII, generators and auxiliary facilities of the Hadera Power Plant, for a period commencing on the date of commercial operation, up to the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the signing date of the Service Agreement. The cost of the service agreement amounts to about $42 million, with the consideration payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

GEII and GEGPP provided Hadera a corporate guarantee of their parent company to secure these liabilities, and Hadera’s parent company provided GEII and GEGPP a corporate guarantee, in the amount of $21 million, to secure part of Hadera’s liabilities.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

F.	Gas transmission agreements

Gas transmission agreement in Rotem

In July 2010 (and as amended in April 2011), Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter – “INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas Pressure Regulation and Measurement Station, the PRMS system, which was constructed for Rotem, at a cost of about NIS 47 million and a monthly payment for use of the transmission infrastructure. As part of the agreement, Rotem provided a deposit to INGL, in the amount of NIS 2 million, to secure the monthly payment. The annual cost of the gas transmission agreement to Rotem in 2018 amounted to about NIS 24 million.

Gas transmission agreement in Hadera

In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, which was extended and updated several times, INGL is to construct a PRMS facility for the constructed power plant (hereinafter – “the New PRMS Facility”) at a cost of NIS 27 million. The agreement includes a monthly payment for use of infrastructure and for gas transmission to the power plant under construction. The agreement period will run up to the earlier of the following: (a) 16 years from the date of operation of the New PRMS Facility; (b) expiration of the INGL license (as at the date of the report – August 1, 2034); or (c) termination of the agreement in accordance with its terms. In addition, Hadera has an option to extend the period of the agreement by five additional years. INGL constructed and connected the New PRMS Facility in May 2018.

As part of the agreement, Hadera provided a bank guarantee to INGL, in the amount of NIS 295 thousand, linked to the CPI, in connection with Hadera’s monthly payment commitment pursuant to the agreement. It is noted that this guarantee, which was originally provided by the parent company, was replaced by a similar guarantee of Hadera (in accordance with fulfillment of the relevant conditions under the Hadera loan agreement). In addition, the Company provided a CPI‑linked corporate guarantee, in the amount of NIS 3,930 thousand, in connection with the undertaking to construct the New PRMS Facility for Hadera under the agreement.

G.	Natural gas supply agreements

Agreement between Tamar and Rotem

On November 25, 2012, Rotem signed an agreement with Tamar Partners which, as at the date of the report, consist of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (hereinafter – “Tamar Partners”), regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and Rotem”). The Agreement between Tamar and Rotem will remain in effect up to September 2029. In addition if 93% of the total contractual quantity is not consumed, both parties have the right to extend the agreement up to the earlier of consumption of the full contractual quantity or two additional years. The total contractual quantity under the agreement amounts to 10.6 BCM (billion cubic meters).

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between Tamar and Rotem (Cont.)

Certain annual quantities in the Agreement between Tamar and Rotem are subject to a “Take-or-Pay” obligation (hereinafter – “the TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

The Agreement between Tamar and Rotem allows reducing the supply of gas to Rotem during the “interim period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over Rotem. Nevertheless, in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the Electricity Authority.

Without detracting from that stated above, pursuant to the Agreement between Tamar and Rotem, Rotem is defined as a “Tier B” customer and accordingly during the “Interim Period”, which according to a statement from Tamar Partners commenced, in April 2015 and will end in September 2020, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” Rotem is not subject to any TOP obligation.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between Tamar and Rotem (Cont.)

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars and a floor price that is less than the minimum price denominated in US dollars.

As a result of past reductions in the generation component tariff, as described in Note 25B, Rotem began paying the minimum price in November 2014 and the floor price in November 2015, and during 2016–2018 (except for one month in 2018 wherein Rotem paid a price higher than the floor price).

In July 2013, the Electricity Authority published four generation component tariff indices, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. In January 2015, the Electricity Authority published new tariffs, which reduced the tariff rates by about 10%. A disagreement arose between the parties in connection with the manner of indexing the natural gas price formula with respect to Rotem’s gas supply agreement with the Tamar Partners, namely, which of the Electricity Authority’s July 2013 tariffs applied to Rotem’s supply agreement and, similarly, also with respect to the tariffs published in January 2015.

Under the Agreement between Tamar and Rotem, on May 25, 2017 Rotem deposited in escrow the amount of $21,750 thousand (the balance of which includes accrued interest as at December 31, 2018, amounted to NIS 82,046 thousand) until the dispute is finally decided (hereinafter – “the Trust Deposit”). This amount represents the amount in dispute, excluding the accrued interest.

On June 21, 2017, Tamar Partners submitted a request to start an arbitration proceeding in accordance with the Agreement between Tamar and Rotem, where their main claim is that the relevant tariff for calculating the contract price during the dispute period is NIS 386 per MWh, or, alternatively, NIS 366.6 per MWh. On July 20, 2017, Rotem submitted its response to the request to start an arbitration proceeding, through its attorneys. Among other things, Rotem rejected Tamar Partners’ claims and also requested that it be determined that the relevant tariff in connection with the price of gas during the dispute period is NIS 333.2 per MWh, that the amount deposited in escrow will be immediately released to Rotem, plus the profits accrued thereon, and that Tamar Partners shall bear Rotem’s arbitration costs.

In February 2018, Tamar Partners filed a detailed statement of claim, in which they repeated the abovementioned contentions. In addition, an alternative claim was raised whereby it is to be determined that the relevant tariff in the period to which the dispute relates is NIS 361.5 per Mwh (representing the average of the 4 tariffs published by the Electricity Authority in July 2013).  The Company rejects the contentions of Tamar Partners. In June 2018, Rotem filed a detailed statement of defense wherein it rejected the contentions. In October 2018, a statement of response was filed by Tamar Partners. In December 2018, Rotem filed its final reply. Subsequent to the date of the report, in February 2019, a hearing was held before the tribunal. The arbitration decision has not yet been rendered and is expected to be issued on May 31, 2019.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between Tamar and Rotem (Cont.)

In Rotem’s estimation, based on its legal advisors, that it is more likely than not that its position will be accepted. Accordingly, no provision was included in the financial statements in respect of said dispute. Nonetheless, in Rotem’s estimation the maximum amount in respect of that stated, as at the date of the report, will not exceed about $41 million (not including legal expenses). In addition, as at December 31, 2018, in light of Rotem’s expectation, and based on its legal advisors, that the arbitration will be finally decided by May 31, 2019, the Trust Deposit was reclassified as a short‑term deposits as part of the current assets.

Agreement between Tamar and Hadera

On June 30, 2015, the gas sale and purchase agreement with Tamar Partners that was signed on January 25, 2012 with Hadera Paper Mills (hereinafter – “the Agreement between Tamar and Hadera”) was assigned to Hadera. In addition, on September 6, 2016, Hadera and Tamar Partners entered into an agreement for the sale and purchase of additional gas (hereinafter – “the Additional Gas Agreement”) for the supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from the operation date of the power plant. The price of gas is denominated in dollars and is linked to the weighted‑average generation component published by the Electricity Authority. In addition, the formula for the price of the natural gas in the Agreement between Tamar and Hadera is subject to a minimum price and a floor price that is lower than the minimum price.

Hadera provided bank guarantees in the amount of about $6.2 million (about NIS 23.3 million) in favor of Tamar Partners, in connection with its undertakings in the Agreement between Tamar and Hadera. It is noted that these guarantees, which were originally issued by Asia Development were replaced by parallel guarantees provided by Hadera (in accordance with fulfillment of the relevant conditions in the Hadera loan agreement). In addition, Hadera provided bank guarantees for the benefit of Tamar Partners, in the aggregate amount of about $0.9 million (a NIS 3.2 million) relating to its obligations as part of the additional gas agreement.

From time to time, Hadera signs contracts with various customers for sale of surplus gas quantities supplied to it under the Agreement between Tamar and Hadera.

As a result of update of the 2018 tariffs, as described in Note 25B, the gas price paid by Hadera rose above the floor price in February 2018 through January 2019. In addition, taking into account the generation component tariff as at the date of these financial statements, Hadera’s gas price is above the minimum price.

Energean agreements

In December 2017, Rotem, Hadera, Israel Chemicals Ltd. and ORL (hereinafter – “the Group Companies”) signed agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish and Tanin gas reservoirs (hereinafter – “the Gas Reservoir”), to purchase natural gas (subject to the fulfillment of preconditions). The agreements with respect to each of the Group Companies are separate and independent. According to the terms of the agreements, the total quantities of natural gas that Rotem and Hadera are expected to purchase are about 5.3 BCMs and about 3.7 BCMs, respectively, for the entire supply period (hereinafter – “the Total Contractual Quantity”). The agreement includes, among other things, a TOP mechanism under which Rotem and Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Energean agreements (Cont.)

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms.

The agreements will be valid for 15 years, or up to completion of supply of the total contractual quantity from Energean to each of the subsidiaries (Rotem and Hadera) – whichever occurs first (hereinafter – “the First Agreement Period”), where the commencement date of the agreement will be no later than 12 months from the start date of supply of the gas by Energean. According to each of the agreements, if after 14 years have elapsed from the date the agreement takes effect the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement takes effect, until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) during an additional 3 years from the end of the first agreement period. It is noted that the agreement includes circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the contractual period, including in cases of prolonged non‑supply, damage to collateral and more. Pursuant to Energean’s publications, commercial operation of the Karish Reservoir is expected to take place in 2021.

Regarding the consideration, the price of natural gas is denominated in dollars and is based on an agreed formula, linked to the electricity generation component and also includes a minimum price. The financial scope of the agreements may reach $0.8 billion for Rotem and $0.5 billion for Hadera (assuming maximum consumption according to the agreements and according to the gas price formula as at the date of this report), and depends mainly on the electricity generation component and the gas consumption.

In January 2018, the General Meeting of the Company’s shareholders approved the agreement. Also in January 2018, all the preconditions for the agreement were fulfilled, as stated.

Hadera signed an agreement with an unrelated third party for sale of surplus gas quantities, which will be supplied to it pursuant to the agreement between Energean and Hadera. In light of sale of the surplus gas quantities, the Company examined whether the said agreements for purchase and sale of the gas are covered by IFRS 9. The Company reached the conclusion that since the said gas agreements cannot be settled on a net basis in cash in accordance with the Standard, and taking into account the fact the undertaking therein was made for the purpose of Hadera’s own independent contractual use, they are not within the scope of IFRS 9. Accordingly, these agreements were accounted for as “off‑balance sheet” execution contracts.

H.	Land lease agreements in Hadera

Lease agreement – the Energy Center

In August 2015, Hadera entered into an agreement with Hadera Paper for the lease of a parcel of land on which the Energy Center is located. The period of the lease agreement is of 20 years following commercial operation of the power plant, but in no case more than 25 years from the date of entry into the undertaking. The land lease is accounted for as an operating lease, since all the related risks and rewards of ownership apply primarily to the lessor.

The rent is to be paid commencing from the date of delivery of the possessory interest and up to 6 months after the date of discontinuance a situation of “hot standby mode” as defined in the long‑term supply agreement (as described in Note 25A(3).

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

H.	Land lease agreements in Hadera (Cont.)

Lease agreement – the Energy Center (Cont.)

After commercial operation of the Hadera power plant, Hadera Paper may notify Hadera of its wish to dismantle and scrap the equipment of the energy center, in which case the parties will agree on a date for dismantling the equipment and terminating the lease agreement pertaining to the area of the energy center.

Lease agreement – power plant under construction

In June 2015, Hadera signed a lease agreement with Hadera Paper for lease of an area on which the Hadera Power Plant is being constructed. The validity of the agreement is up to the end of 20 years from the commercial operation date of the Hadera Power Plant, but in any case not later than 25 years from the date of the undertaking in the agreement. In December 2018, an amendment was signed to this agreement providing that the agreement will be in effect for a period of 24 years and 11 months from the signing date of the amendment. In addition, as part of amendment of the agreement, the Company commenced leasing from Hadera Paper as from December 2018 an additional area measuring 1 dunam for purposes of an emergency route of the power plant. The land lease is accounted for as an operating lease, since all the related risks and rewards of ownership apply primarily to the lessor.

I.	In May 2018, Rotem signed a binding agreement with IEC for sale of gas quantities. Sale of the gas was made during the planned maintenance period in Rotem (as described in Note 25.E) in September through November 2018.

J.
In April 2017, the Company signed an option agreement with Hadera Paper, effective from February 9, 2017, with respect to lease of an area measuring about 68,000 sq.m. located proximate to the Hadera Power Plant. The option period commenced on the date of signing of the agreement and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be paid: (a) NIS 500 thousand for 2017; (b) NIS 1,500 thousand for 2018; and (c) NIS 3,000 thousand for each of the years 2019 through 2022. Subsequent to the date of the report, in January 2019, an amendment to the option agreement with Hadera Paper was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, the Company is to pay Hadera Paper NIS 2,200 thousand for 2019, and if the Company exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 800 thousand. The amendment to the option provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

J.	(Cont.)

As part of the agreement, the Company undertook to act to obtain statutory authorization for advancement of a National Infrastructure Plan for construction of a power plant on the leased area and to pursue advancement and approval of the statutory plan within the option period. The Company is required to notify, at least 90 days prior to the end of each option year, of its intention to extend the option for an additional year. Otherwise, the option will expire at the end of that year. According to the agreement, the option will expire if the National Infrastructure Committee in the Planning Administration refuses to approve the statutory plan and the Company does not initiate legal proceedings in connection with such refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date of transfer of possession of the leasehold (i.e., the exercise date of the option) or the commencement date of commercial operation, as set forth in the agreement, with an option to extend the undertaking. It is further stipulated that the lease agreement will not include a liability limit and that the Company will bear all fees, taxes and payments that are imposed in respect of construction of a power plant on the leasehold.

K.	In July 2017, Rotem received the all the data required for settling of accounts with its private customers and the IEC, following a delay in receipt of the necessary data for the period from commencement of the commercial operation of Rotem through November 1, 2015, pursuant to the PPA agreements with its private customers. Accordingly, as at December 31, 2018, Rotem collected the amount of about NIS 7 million.

L.	In June 2017, the Electricity Authority published a resolution regarding regulation of the use of fuels for the realization of an economic burden program in the electricity sector. In accordance with the arrangement included in the resolution, the System Administrator will semi-annually plan the total amount of diesel oil and liquid gas required for the electricity sector, such that liquid gas (if required) will be allocated to the IEC generation stations, and diesel oil will be allocated equally according to the relative share of the installed gas capacity of the dual-fuel facilities. As a result, operation by diesel oil is expected to increase at a higher level than in the past. The said regulation defines the required availability of producers for use of diesel oil, and determines that sale of gas by IEC to consumers outside of the electricity sector will not be carried out during hours when there is a shortage of gas in the electricity sector.

M.	On September 21, 2017, during scheduled maintenance of the Tamar gas reservoir rig, a technical failure was discovered that required immediate treatment and a complete halt in the supply of gas until the failure was corrected. The regular supply from the Tamar reservoir was renewed on September 27, 2017, where in the said period no gas was supplied from the Tamar reservoir to the entire country, (hereinafter – the “Tamar Malfunction”) including to Rotem. During the Tamar Malfunction, Rotem’s power plant operated on diesel oil instead of gas, according to the directives of the System Administrator, which caused Rotem excess expenses due to use of diesel oil. In accordance with arrangements in effect, Rotem was indemnified by IEC for these excess costs.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

N.	In November 2017, a request was filed with the Tel-Aviv–Jaffa District Court to approve a derivative lawsuit on behalf of Oil Refineries Ltd. (hereinafter – “ORL” and “the Request”, respectively). The Request is based on the petitioner’s contention that the undertaking in the electricity purchase transaction between ORL and Rotem is an extraordinary interested party transaction that did not receive the approval of the General Meeting of the shareholders of ORL on the relevant dates. The respondents to the Request include ORL, Rotem, Israel Corporation Ltd. and the members of ORL’s Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as a “mandatory” injunction and financial remedies.

In July 2018, Rotem submitted its response to the Request. A pre-trial hearing is scheduled for May 2019.

In Rotem’s estimation, based on its legal advisors, it is more likely than not that the Request will not be accepted by the Court and, accordingly, no provision was recorded in the financial statements in connection with the Request.

O.	In January 2018, a request was filed with the District Court in Tel-Aviv–Jaffa for certification of a derivative claim (hereinafter in this Note – “the Request”) by a shareholder in Oil Refineries Ltd. (hereinafter – “ORL”) against former and current directors of ORL, Israel Chemicals Ltd., Israel Corporation Ltd., Mr. Idan Ofer, Mr. Ehud Angel, and against the Company, Rotem and Hadera (hereinafter – “the OPC Group”). The subject matter of the Request involves gas purchase transactions of ORL, Israel Chemicals Ltd. and the OPC Group (hereinafter – “the Companies”), including the inter-company aspects thereof, including: (1) a transaction of the Companies for purchase of natural gas from Tamar Partners (for additional information see Note 25G); and (2) transactions of the Companies for purchase of natural gas from Energean (for additional information see Note 25G). Regarding a transaction with Energean, in brief, the plaintiff claims that, in addition to the transaction of the Companies with Energean, a transaction is required among the Companies themselves for allocation of the economic benefits achieved in the joint negotiations in a manner that properly reflects the purchasing power and the negotiating strength of each of them.

The plaintiff contends that the alleged absence of such an inter-company transaction (or the alleged absence of a proper proceeding for allocation of the benefit) adversely impacts ORL (is not at arm’s length regarding the inter-company aspect), and ORL does not receive its share of the economic benefit in light of its significant purchasing power and its contribution to the negotiations with Energean (among other things, in light of the fact that the transaction was executed at similar prices to the Group Companies). The principal remedies sought by the plaintiff in the Request with respect to the Energean transaction are several declaratory and monetary measures, including, among other things, implementation of an inter-company proceeding.

Regarding the Tamar transaction, the plaintiff argues that engagement in the Tamar transaction was not properly approved by ORL and raises other allegations in relation to this transaction, including whether the transaction is beneficial to ORL and at arm’s length; in relation to the Tamar transaction, declaratory remedies and compensation remedies are sought and/or refunding of the benefit amounts allegedly received by the Company and the other parties to the transaction at the expense of ORL, with the addition of the claimed coefficient.

OPC Energy Ltd.

Notes to the Consolidated Financial Statements

At December 31, 2018

Note 25 –	Contingent Liabilities and Commitments (Cont.)

O.	(Cont.)

In August 2018, OPC Group submitted its response to the Request. OPC Group rejected the contentions appearing in the Request and requested summary dismissal of the Request. A pre-trial hearing has been scheduled for June 2019.

In the Company’s estimation, based on its legal advisors, it is more reasonable than not that the Request will not be accepted by the Court and, accordingly, no provision was included in the financial statements in respect of the Request.